SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 18 February 2020

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Final Results dated 18 February 2020

Exhibit No: 99.1

 IHG PLC - Full Year Results to 31 December 2019

	Reported			Underlying5
	2019	2018 Restated1	% Change	% Change
REPORTABLE SEGMENTS2
Revenue3	$2,083m	$1,933m	8%	6%
Revenue from fee business	$1,510m	$1,486m	2%	2%
Operating profit3	$865m	$832m	4%	6%
Fee margin4	54.1%	53.3%	0.8%pts
Adjusted EPS6	303.3¢	293.2¢	3%	KEY METRICS

GROUP RESULTS				● $27.9bn total gross revenue (up 2%; 3% at CER)
Total revenue	$4,627m	$4,337m	7%
Operating profit	$630m	$582m	8%	● (0.3)% global FY RevPAR
Basic EPS	210.4¢	183.7¢	15%
Total dividend per share	125.8¢	114.4¢	10%	● (1.8)% global Q4 RevPAR
Net debt	$2,665m	$1,965m	36%

1 Restated following the adoption of IFRS 16 'Leases' from 1 January 2019 and the amended definitions for fee margin and adjusted EPS. 2 Excludes System Fund results, hotel cost reimbursements and exceptional items. 3  Comprises the Group's fee business and owned, leased, and managed lease hotels. 4 Excludes owned, leased and managed lease hotels, significant liquidated damages and the results of the Group's captive insurance company. 5 Reportable segment results excluding significant liquidated damages, current year acquisitions and stated at constant FY 2019 exchange rates (CER). 6 Calculated using results from Reportable Segments and Adjusted Interest, and excluding changes in fair value to contingent consideration.

●        Net system size growth of 5.6% (5.0% excluding Sands partnership in Macau SAR), the strongest in over a decade, with 65k room additions. Ongoing focus on the long-term health of established brands drove 18k removals, leaving 884k rooms across the global estate.

●      FY Comparable RevPAR: Global = (0.3)%; Americas = (0.1)% (US = (0.2)%); EMEAA = 0.3%; Greater China = (4.5)%. Performance was impacted by macro and geopolitical factors, increased supply growth ahead of demand in some markets, and ongoing unrest in Hong Kong SAR.

●          Operating profit from reportable segments up 4%; operating profit up 8% after System Fund result and exceptional items, which in 2019 include impairment charges to the UK leased portfolio and Kimpton management agreements.

●          Full year signings of 98k rooms (down 1% YoY), includes record performance in Greater China and EMEAA. Total pipeline now stands at 283k rooms.

●            Continued progress optimising our brand portfolio for future growth:

o  Six Senses: grown at pace with 10 signings since acquisition in February 2019; 18 properties now open

o  Kimpton: signed 11 further deals, growing portfolio to almost 100 open and pipeline hotels

o  Crowne Plaza: launched six flagship properties in key cities with new room and public space designs

o  voco: signed 33 hotels across 16 countries since launch; 12 open; plan to continue global expansion in 2020

o  Holiday Inn: opened >13k rooms; best ever full year performance for the brand

o  Holiday Inn Express: new guest room and public space designs open or committed to in >1,600 hotels

o  avid: 10 properties now open, with >80 more under construction or with planning approved

Keith Barr, Chief Executive Officer, IHG, said:

"Our performance in 2019 reflects the continued successful execution of our strategy, with the investments we're making in our brands, owner offer and enterprise capabilities accelerating net room openings and supporting sustainable long-term growth. These investments are being funded by our group-wide efficiency programme, which is on track to deliver $125m of annual savings, with the majority already realised and being reinvested across the business.

During the year we grew our estate by 5.6%, our highest rate in more than a decade, which helped deliver a 6% increase in underlying operating profit in a weaker RevPAR environment. We increased our ordinary dividend by 10%, and remain committed to returning surplus cash to our shareholders.

Led by strong demand for our established brands, we opened a record number of rooms, including our best ever performance for the Holiday Inn Brand Family, and we increased our share of signings in key markets globally. Future rooms growth will be further supported by our newer brands, with avid, Atwell Suites, Regent and Six Senses all attracting strong interest, and voco set to continue its global expansion in 2020, following an excellent performance in EMEAA.

Given the ongoing impact of coronavirus following the outbreak in China, our top priority remains the health and safety of our colleagues, guests and our partners on the ground, and we are doing all we can to support them at this difficult time.

The fundamentals of our industry remain strong, and our cash-generative, resilient fee-based model, underpinned by a commitment to operate a responsible business, gives us confidence to continue making the strategic investments that will drive our long-term growth."

Update on strategic initiatives
We continue to make good progress in executing against our strategic model to deliver industry leading net rooms growth over the medium term

●        Build and leverage scale - Building a leading position in the world's most attractive markets and highest opportunity segments, where our scale and resources matter most
-        Our focus on building scale has seen us accelerate our rate of net system size growth over the last three years from ~3% to 5.6%.
-        Over the same period, we have signed more than 280k rooms into our pipeline, which now stands at 283k rooms, or 32% of our system size, with 40% under construction.
-        Achieved our best ever openings performance for the Holiday Inn Brand Family, with 38k rooms (260 hotels) opened in 2019.
-        Record performance for openings and signings in Greater China, with 24k rooms (88 hotels) opened and a further 36k rooms (158 hotels) signed into the pipeline. Total open rooms now at 136k (470 hotels) with a further 85k (393 hotels) in the pipeline.
-        EMEAA also saw a record performance for signings, with 29k rooms (160 hotels) signed into the pipeline across 50 different countries.

●      Strengthen loyalty programme - Continuing to innovate IHG Rewards Club to build stronger and deeper relationships with our guests to drive high value revenue across our hotel estate
-     Loyalty room revenue contribution flat year-on-year. A better representation of the full value of our loyalty programme to deliver revenue to our hotels from both qualified and redeemed stays is loyalty room night contribution, which was ~46% for 2019.
-      Strengthened our ability to offer unique experiences to IHG Rewards Club members through a partnership with the US Open Tennis Championships, and enhanced our luxury and boutique offering to members through an exclusive partnership with world-renowned travel club, Mr & Mrs Smith.
-      InterContinental Alliance Resorts partnership with Sands China in Macau SAR and the extension of our alliance with The Venetian Resort Las Vegas gives guests the opportunity to earn and redeem points in highly desirable destinations.
-       Offering members greater flexibility and value for their points through trials of dynamic reward night pricing and the option to use loyalty points to pay for amenities and services during their stay.

●          Enhance revenue delivery - Driving a higher share of revenues through IHG's low cost booking channels to deliver better returns for our owners
-       IHG revenue delivery enterprise drove system contribution of 79%, up 4%pts in 3 years.
-     Digital (web and mobile) revenue up 7% in 2019 to $5.6bn, with $1.5bn of revenue from our award winning IHG mobile app (up 18% YoY).
-     Piloting enhanced functionality, including attribute pricing, for our cloud-based Guest Reservation System, with extensive trials through H1 2020.
-        IHG Connect, our seamless Wi-Fi guest login, is now implemented or being installed in >4,500 hotels globally, creating a platform for greater connectivity across the guest stay, such as our new digital in-room entertainment solution, IHG Studio.

●            Evolve owner proposition - Outstanding operational support and optimised owner returns to unlock growth
-        Embedded new processes in the Americas to help reduce the time taken from hotel signing to ground break to opening, and scaling across EMEAA and Greater China in 2020. We have seen an acceleration in ground break pace in the Americas during 2019, with a year-on-year increase in the number of Q4 openings.
-        Increasing demand for our franchise offer in Greater China, with ~90% of Holiday Inn Express deals signed under the franchise model in 2019. We now have 89 franchise hotels open and a further 169 signed into the pipeline in Greater China.

●          Optimise our portfolio of brands for owners and guests - Maintaining a strong portfolio of distinct and preferred brands, serving the highest growth segments in the largest markets

-        Mainstream - ($115bn global segment with $65bn growth potential to 2025)

-        Holiday Inn: Continue to roll out updated room and public space designs, with >180 hotels open or committed across the Americas, and our Open Lobby open or committed to in >90% of our Europe estate.
-        Holiday Inn Express: Our 'Formula Blue' guestroom and public space designs are now open or committed to in >1,600 hotels across the US and Canada.
-        Staybridge Suites & Candlewood Suites: Grown extended stay portfolio to >700 open hotels and are seeing strong owner interest in our transformational new room and public space design prototypes.
-        avid hotels: >200 hotels (20k rooms) signed since launch, and 10 hotels now open, with 54 hotels (5k rooms) signed in 2019. Over 80 more properties under construction or with planning approved.
-        Atwell Suites: 10 signings in 2019 following registration of franchise documents in September for our new all-suites upper midscale brand Atwell Suites, which targets an $18bn industry segment.

-        Upscale - ($40bn global segment with $20bn growth potential to 2025)

-        Crowne Plaza: Launched flagship properties, showcasing new room and public space designs, in six key cities around the world, driving significant uplifts in guest love and increased restaurant and bar revenue.
-        Hotel Indigo: Accelerating momentum for the brand with record number of rooms signed in 2019. We now have deals signed into the pipeline that will take Hotel Indigo to 16 new countries globally.
-        voco: 33 hotels signed across 16 countries in EMEAA (11k rooms in total) over the past 18 months. Planning on continuing to accelerate voco's global expansion in 2020.

-         Luxury - ($60bn global segment with $35bn growth potential to 2025)

-       Six Senses Hotels Resorts Spas: Ten new signings since February 2019 acquisition, including properties in London, the Galápagos Islands and the Loire Valley.
-        Regent Hotels & Resorts: Signed three new properties since acquisition and developed new brand hallmarks to position Regent in the top tier of luxury.
-        InterContinental Hotels & Resorts: Reinforced position as largest global luxury hotel brand with nine openings in 2019, including the InterContinental Hayman Island, Australia and the InterContinental Maldives.
-        Kimpton Hotels & Restaurants: Global expansion continues with the opening of two further properties in the UK and 11 signings globally in 2019, taking combined system and pipeline to almost 100 hotels.

●            Commitment to operate a responsible business - Providing True Hospitality for everyone
-       Made further progress in 2019 to reduce plastic waste, including being the first global hotel company to announce our commitment to eliminate bathroom miniatures across our entire estate during 2021.
-       Committing (a) to a Science Based Target to reduce our greenhouse gas emissions, and (b) to implement the recommendations of the Task Force on Climate-related Financial Disclosures.
-        Advancing our existing water stewardship program by becoming a signatory to the CEO Water Mandate.
-        Named as one of the Best Places to Work for LGBTQ Equality by the Human Rights Campaign Foundation for the sixth consecutive year and became a member of The Valuable 500.

Americas - Full year US RevPAR performance in line with the segments in which we compete

Comparable RevPAR decreased 0.1% (Q4: down 1.6%), with 0.2% ADR growth offset by lower occupancy. US RevPAR was down 0.2% for the year with our performance in line with the segments in which we compete. The 1.7% decline in the fourth quarter was driven by ongoing softness in small groups business, which impacted our Holiday Inn and Crowne Plaza brands, along with increased room supply in the Upper Midscale segment. Canada was down 1% (Q4: down 3%), impacted by weaker corporate and group business in Ontario and Alberta. Latin America and the Caribbean were up 6% (Q4: up 4%), with strong performances in Brazil and Colombia. Mexico RevPAR was down 2% (Q4: down 2%).

Reported revenue1 of $1,040m was down 1% against the prior year (also down 1% at CER) and reported operating profit1 of $700m increased 4% (CER 4%).

Underlying2 revenue and underlying operating profit were in line with reported growth rates. Fee business revenue was flat, with growth from net room additions held back by $9m of one-off P&L marketing assessments in the prior year as previously disclosed. Fee business operating profit was up 4%, benefitting from a continued focus on maintaining an efficient cost base.

Reported Owned, Leased and Managed Lease revenue was down 6% and operating profit was up 6%, with strong trading performances across a number of properties and the mitigation of losses by business interruption insurance at one hotel.

We opened 26k rooms (233 hotels) during the year, our best performance in eight years which included our best performance for our Holiday Inn Brand Family for a decade, and >4k rooms (43 hotels) opened across our Extended Stay brands. We continue to focus on a high-quality estate and removed 12k rooms (87 hotels). Together, this drove a 2.8% increase in net system size which marks a continued acceleration from 1.8% in 2016.

We signed 305 hotels (33k rooms), including nine Kimpton properties and a further 11 hotels for our Hotel Indigo brand. We also signed our first 10 Atwell Suites, following the registration of franchise documents in September 2019.

EMEAA - Best ever signings performance and continued growth for voco

Comparable RevPAR increased 0.3% (Q4: up 0.2%) driven by occupancy growth of 0.7%pts. UK RevPAR was up 1% for the year with London up 3% and the Provinces down 1%. Fourth quarter RevPAR in the UK was down 2% with London down 2% due to strong prior year comparables, whilst the Provinces were also down 2%, impacted by softer corporate demand.

Continental Europe RevPAR was up 3% in 2019 (Q4: up 4%). In France, RevPAR was down 1% with performance impacted by social unrest in Paris, and a 3% decrease in the fourth quarter due to the lapping of the 2018 Motor Show. Germany grew RevPAR 2% in the year with a favourable trade fair calendar driving growth of 6% in the fourth quarter.

Trading conditions in the Middle East remained subdued, with RevPAR down 3% in 2019 due to increased supply and political unrest weighing on demand. Australia RevPAR was down 1% (Q4: down 1%) impacted by continued supply growth and lower corporate and retail demand. Japan RevPAR grew 1% in the year with increased demand from the Rugby World Cup partially offset by ongoing trade disputes with South Korea.

Reported revenue1 of $723m increased 27% (31% CER) and reported operating profit1 of $217m increased 5% (9% CER). Results include an $11m benefit from individually significant liquidated damages, of which $10m is not expected to repeat in 2020. On an underlying2 basis, revenue increased 20% and operating profit increased 10%. Underlying fee business revenue was up 2%, with operating profit up 5%.

The full year saw the annualisation of the UK portfolio transaction, which completed in July 2018 and contributed to a $137m increase in Owned, Leased and Managed Lease revenue for the region. Owned, Leased and Managed Lease operating profit increased by $11m, driven by solid trading conditions outside the UK for a number of hotels and benefitting from partial usage of the IFRS 16 lease liability for the German leased hotels. Trading conditions in the UK were increasingly challenging through the second half of the year resulting in $17m of rental guarantee payments being charged against the IFRS 16 lease liability.

We opened 15k rooms (90 hotels), driving 5.8% net rooms growth, including seven InterContinental and two further Kimpton openings in the year.

We signed 29k rooms (160 hotels) in 2019, our best ever performance for EMEAA, including 11 new signings for Hotel Indigo and 8k rooms for voco.

Greater China - Market outperformance in Mainland China; declines in Hong Kong SAR

Comparable RevPAR decreased 4.5% (Q4: down 10.5%), impacted by ongoing unrest in Hong Kong SAR. In Mainland China, RevPAR was down 1%, with market outperformance throughout the year. Tier 1 and 2 cities were flat (Q4: up 1%), with higher levels of corporate demand in Guangzhou partially offset by declines in Shanghai, which saw higher levels of supply growth, and tougher trading conditions in Shenzhen. Tier 3 and 4 cities were down 3% (Q4: down 1%), with softening levels of demand across major industrial cities.

RevPAR in Hong Kong SAR was down 27% for the year, and down 63% in Q4, impacted by the ongoing unrest, whilst Macau SAR RevPAR was down 1% for the year.

Reported revenue1 of $135m decreased by 6% (decreased 1% at CER) and reported operating profit of $73m increased by 4% (CER 7%).

On an underlying2 basis, revenue increased by 2% and operating profit increased by 16%, with an anticipated $5m adverse impact from Hong Kong trading offset by the ongoing ramp up of new hotels and cost efficiencies.

We opened a record 24k rooms (88 hotels), including our 400th hotel in Greater China and our 100th Holiday Inn hotel. This drove 17.5% net rooms growth, taking the total number of open rooms to over 135k (470 hotels). Signings totalled 36k rooms (158 hotels), our highest ever for the region, and included 5k rooms from our InterContinental Alliance Resorts partnership with Sands.

Highly cash generative business with disciplined approach to cost control and capital allocation

Driving fee margin through strategic cost management
●      Cost efficiency programme to deliver ~$125m in annual savings, including System Fund, by FY 2020 substantially complete, with savings being fully reinvested in growth initiatives.
●      2019 fee margin was up 80bps (up 60bps at CER), held back by the acquisition of Six Senses which, as expected, made an operating loss in 2019, partially offset by the non-recurrence of $9m of one-off P&L marketing assessments (and equivalent cost of investment) in the prior year as previously disclosed. Excluding these items, fee margin increased 160bps (up 140bps at CER).
●     Net central operating loss before exceptional items increased by $8m, ($11m CER); an increase in central revenues was offset by continued investments in growth initiatives. Central overheads include the reinvestment of a substantial proportion of growth investment funded by savings elsewhere in the business.

Free cash flow generation fuelling investment
●     Free cash flow3 of $509m was down $102m year on year with higher levels of cash tax and working capital offsetting lower levels of exceptional items.
●     Net capital expenditure3 of $211m (2018: $166m) with $265m gross (2018: $253m). This comprised: $147m maintenance capex and key money; $19m gross recyclable investments; and $98m System Fund capital investments; offset by $4m net proceeds from asset recycling (down $36m against the prior year) and $49m System Fund depreciation and amortisation. Capex guidance unchanged at up to $350m gross, and $150m net, per annum into the medium term.
●     Exceptional cash costs of $55m during the year, including $46m relating to the group wide efficiency programme ($28m in relation to the System Fund).

Efficient balance sheet provides flexibility
●     Financial position remains robust, with an on-going commitment to an investment grade credit rating; the best proxy for which is 2.5-3.0x Net debt:EBITDA following the adoption of IFRS 16 (equivalent to 2.0-2.5x Net debt:EBITDA under the previous accounting standard).
●     Net debt of $2,665m (2018: $1,965m), including the payment of the $500m special dividend (announced in October 2018) and $300m acquisition of Six Senses.
●     This results in Net debt:EBITDA of 2.7x at 2019 year end.

Cash generative business driving shareholder returns
●     Proposed 10% increase in the final dividend to 85.9¢, taking total dividend for the year up 10% to 125.8¢.

Foreign exchange

The impact of the movement in average USD exchange rates for FY 2019 against a number of currencies (particularly Sterling, Euro and Renminbi) netted to a $7m negative impact on reported profit4. If the average exchange rate during January 2020 had existed throughout 2019, 2019 reported profit would have been unchanged.

A full breakdown of constant currency vs. actual currency RevPAR by region is set out in Appendix 2.

Other

System Fund:
System Fund revenues and costs are recognised on a gross basis with the in-year surplus or deficit recorded in the Group income statement, but excluded from results from reportable segments, underlying results and adjusted EPS, as the Fund is operated for the benefit of the hotels in the IHG System such that the Group does not make a gain or loss from operating the Fund over the longer term.

In 2019 we recorded a System Fund income statement deficit of $49m, largely due to the continued spend down of a previously accumulated surplus, which was partially offset by favourable adjustments due to changes in the value estimations of outstanding IHG Rewards Club points.

Interest:
Net financial expenses were $115m. Adjusted3 interest expense of $133m, which adds back interest relating to the System Fund, was $18m higher than in 2018, reflecting the annualisation of interest on the €500m bond issued in November 2018.

Tax:
Effective rate5 for FY 2019 was 24% (FY 2018: 22%). We expect our full year 2020 effective tax rate will be in the mid to low 20s percentage point range.

Exceptional items:
Before tax exceptional items total $148m charge and comprise:

●      Impairment charge of $81m recorded against goodwill and IFRS 16 right-of-use assets arising from the UK leased hotel portfolio deal in July 2018, partially offset by a $38m fair value adjustment credit recorded below operating profit.
●      Impairment charge of $50m recorded against Kimpton Hotels & Restaurants management contracts acquired in January 2015. Impairment testing only applies to the value of contracts acquired as part of the initial deal and does not take into account any Kimpton signings since acquisition.
●     $28m provision for estimated litigation costs; $20m costs incurred in relation to the group wide efficiency programme; and $7m of acquisition and integration costs. A further $28m of costs related to the group wide efficiency programme were incurred by the System Fund and are included within System Fund expenses in the Group income statement.

1 Comprises the Group's fee business and owned, leased, and managed lease hotels from reportable segments. This excludes exceptional items, System Fund results and hotel cost reimbursements.
2 Results from reportable segments excluding significant liquidated damages and current year acquisitions at constant FY 2019 exchange rates (CER).
See the Business Review for definition of non-GAAP measures and reconciliation to GAAP measures.
3 For definition of non-GAAP measures and reconciliation to GAAP measures see the Business Review.
4 Based on monthly average exchange rates each year.
5 Excludes exceptional items and System Fund results.

Appendix 1: RevPAR Movement Summary
	Full Year 2019				Q4 2019
	RevPAR	Rate	Occ.		RevPAR		Rate		Occ.
Group	(0.3)%	(0.4)%	0.1%pts		(1.8)%		(1.5)%		(0.2)%pts
Americas	(0.1)%	0.2%	(0.2)%pts		(1.6)%		(0.6)%		(0.7)%pts
EMEAA	0.3%	(0.6)%	0.7%pts		0.2%		(0.4)%		0.4%pts
G. China	(4.5)%	(4.7)%	0.2%pts		(10.5)%		(11.5)%		0.7%pts
Appendix 2: Comparable RevPAR movement at constant exchange rates (CER) vs. actual exchange rates (AER)
	Full Year 2019				Q4 2019
	CER	AER	Difference		CER		AER		Difference
Group	(0.3)%	(1.7)%	(1.4)%pts		(1.8)%		(2.1)%		(0.3)%pts
Americas	(0.1)%	(0.4)%	(0.3)%pts		(1.6)%		(1.7)%		(0.1)%pts
EMEAA	0.3%	(2.9)%	(3.2)%pts		0.2%		(0.3)%		(0.5)%pts
G. China	(4.5)%	(7.9)%	(3.4)%pts		(10.5)%		(12.0)%		(1.5)%pts
Appendix 3: Full Year System & Pipeline Summary (rooms)
	System								Pipeline
	Openings	Removals	Net	Total		YoY%			Signings		Total
Group	65,220	(18,198)	47,022	883,563		5.6%			97,754		283,043
Americas	26,121	(11,603)	14,518	524,647		2.8%			32,956		116,862
EMEAA	15,335	(3,064)	12,271	223,370		5.8%			29,125		81,106
G. China	23,764	(3,531)	20,233	135,546		17.5%			35,673		85,075
Appendix 4: Full Year financial headlines
		GROUP		REPORTABLE SEGMENTS
		Total		Americas		EMEAA		G. China		Central
		2019	2018*	2019	2018*	2019	2018*	2019	2018*	2019	2018*
Revenue ($m)
Revenue from reportable segments		2,083	1,933	1,040	1,051	723	569	135	143	185	170
System Fund		1,373	1,233	-	-	-	-	-	-	-	-
Hotel Cost Reimbursements		1,171	1,171	-	-	-	-	-	-	-	-
Group Revenue		4,627	4,337	1,040	1,051	723	569	135	143	185	170

Operating Profit ($m)
Fee Business		938	910	663	638	202	202	73	70	-	-
Owned, leased & managed lease		52	39	37	35	15	4	-	-	-	-
Central overheads		(125)	(117)	-	-	-	-	-	-	(125)	(117)
Operating profit from reportable segments		865	832	700	673	217	206	73	70	(125)	(117)
System Fund result		(49)	(146)	-	-	-	-	-	-	-	-
Operating profit before exceptionals		816	686	700	673	217	206	73	70	(125)	(117)
Operating exceptional items		(186)	(104)	(62)	(36)	(109)	(12)	-	(1)	(15)	(55)
Operating Profit after exceptionals		630	582	638	637	108	194	73	69	(140)	(172)

*Restated following the adoption of IFRS 16 'Leases'

Appendix 5: Reported operating profit before exceptional items from reportable segments at actual & constant exchange rates
	Total***		Americas		EMEAA		G. China
Reported	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**
Growth / (decline)	4%	5%	4%	4%	5%	9%	4%	7%

Appendix 6: Underlying**** operating profit movement before exceptional items
	Total***	Americas	EMEAA	G. China
Growth / (decline)	6%	4%	10%	16%

Exchange rates:	USD:GBP	USD:EUR	* US dollar actual currency
FY 2019	0.78	0.89	** Translated at constant FY 2019 exchange rates
FY 2018	0.75	0.85	*** After central overheads
			**** At CER and excluding: significant liquidated damages, current year acquisitions, System Fund results and hotel cost reimbursements

Appendix 7: Definitions
CER: constant exchange rates with FY 2019 exchange rates applied to FY 2018.
Comparable RevPAR: revenue per available room for hotels that have traded for all of 2018 and 2019, reported at CER.
Fee revenue: group revenue from reportable segments excluding owned, leased and managed lease hotels, and significant liquidated damages.
Fee margin: adjusted to exclude owned, leased and managed lease hotels, significant liquidated damages, and the results of the Group's captive insurance company
Reportable segments: group results excluding System Fund results, hotel cost reimbursements and exceptional items.
Significant liquidated damages: $11m in 2019 ($11m EMEAA fee business); $13m in 2018 ($7m in EMEAA fee business and $6m in Greater China fee business).
Total gross revenue: total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels. Other than owned, leased and managed lease hotels, it is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties.
Total RevPAR: Revenue per available room including hotels that have opened or exited in either 2018 or 2019, reported at CER.
Adjusted Interest: adds back interest relating to the System Fund.

Appendix 8: Investor information for 2019 Final dividend
Ex-dividend date:	2 April 2020	Record date:	3 April 2020	Payment date:	14 May 2020
Dividend payment:
ADRs: 85.9 cents per ADR; the corresponding amount in Pence Sterling per ordinary share will be announced on 24 April 2020, calculated based on the average of the market exchange rates for the three working days commencing 21 April 2020. A DRIP is available, allowing shareholders of ordinary shares to elect to reinvest their cash dividend by purchasing additional ordinary shares.

For further information, please contact:
Investor Relations (Sonya Ghobrial, Matthew Kay, Rakesh Patel):				+44 (0)1895 512 176	+44 (0)7527 419 431
Media Relations (Yasmin Diamond; Mark Debenham):				+44 (0)1895 512 097	+44 (0)7527 424 046

Presentation for Analysts and Shareholders:
A conference call and webcast presented by Keith Barr, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer will commence at 9.30am on 18 February 2020 on the web address:
https://www.investis-live.com/ihg/5e2b011c8d57e8130019ead1/cdfs

For those wishing to ask questions please use the dial in details below which will have a Q&A facility:

UK	+44 (0) 203 936 2999
US	+1 646 664 1960
All other locations:	+44 (0) 203 936 2999
Participant Access Code:	12 03 32

The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future: www.ihgplc.com/en/investors/results-and-presentations.

A replay will be available following the event, details are below:

UK:	+44 (0) 203 936 3001
US:	+1 845 709 8569
All other locations:	+44 (0) 203 936 3001
Replay pin	50 60 94

Website: The full release and supplementary data will be available on our website from 7:00am (London time) on 18th February. The web address is www.ihgplc.com/en/investors/results-and-presentations.

Notes to Editors:
IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,900 hotels and approximately 884,000 guest rooms in more than 100 countries, with over 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. More than 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: https://www.ihgplc.com/en/news-and-media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

This Business Review provides a commentary on the performance of InterContinental Hotels Group PLC
(the Group or IHG) for the financial year ended 31 December 2019. The 2018 comparatives have been restated to reflect the adoption of IFRS 16 'Leases'.

GROUP PERFORMANCE
	12 months ended 31 December
Group results		2018
	2019	Restated	%
	$m	$m	change
Revenuea
Americas	1,040	1,051	(1.0)
EMEAA	723	569	27.1
Greater China	135	143	(5.6)
Central	185	170	8.8
	____	____	____
Revenue from reportable segments	2,083	1,933	7.8

System Fund revenues	1,373	1,233	11.4
Reimbursement of costs	1,171	1,171	-
	____	____	____
Total revenue	4,627	4,337	6.7
	____	____	____
Operating profita
Americas	700	673	4.0
EMEAA	217	206	5.3
Greater China	73	70	4.3
Central	(125)	(117)	6.8
	____	____	____
Operating profit from reportable segments	865	832	4.0
System Fund result	(49)	(146)	(66.4)
	____	____	____
Operating profit before exceptional items	816	686	19.0
Operating exceptional items	(186)	(104)	78.8
	____	____	____
Operating profit	630	582	8.2
Net financial expenses	(115)	(96)	19.8
Fair value gains/(losses) on contingent purchase consideration	27	(4)	(775.0)
	____	____	____
Profit before tax	542	482	12.4
	____	____	____
Earnings per ordinary share
Basic	210.4¢	183.7¢	14.5
Adjusted	303.3¢	293.2¢	3.4

Average US dollar to sterling exchange rate	$1 : £0.78	$1 : £0.75	4.0

Group results

During the year ended 31 December 2019, total revenue increased by $290m (6.7%) to $4,627m, whilst revenue from reportable segments increased by $150m (7.8%) to $2,083m, primarily resulting from 5.6% rooms growth and the annualised benefit of an addition of a portfolio of hotels in the UK in mid-2018. Operating profit and profit before tax increased by $48m (8.2%) and $60m (12.4%) respectively, due in part to a $97m lower in-year System Fund deficit, partially offset by a $82m increase in operating exceptional items, driven by $131m impairment charges ($81m recognised in relation to the UK leased portfolio and $50m in relation to Kimpton management agreements, see Other Financial Information). Operating profit from reportable segments increased by $33m (4.0%) to $865m.

Underlyingb revenue and underlyingb operating profit increased by $123m (6.5%) and $47m (5.8%) respectively.

Comparable RevPAR decreased by 0.3% (including a decrease in average daily rate of 0.4%). IHG System size increased by 5.6% to 883,563 rooms, whilst underlyingb fee revenue increased by 2.0%.

Fee marginb increased by 0.8 percentage points to 54.1%.

Basic earnings per ordinary share increased by 14.5% to 210.4¢, whilst adjusted earnings per ordinary share increased by 3.4% to 303.3¢.

a Americas and EMEAA include revenue and operating profit before exceptional items from both fee business and owned, leased and managed lease hotels. Greater China includes revenue and operating profit before exceptional items from fee business.
b Definitions for Non-GAAP revenue and operating profit measures can be found in the ‘Use of Non-GAAP measures’ section along with reconciliations of these measures to the most directly comparable line items with the Group Financial Statements.

	12 months ended 31 December
	2019	2018	%
Total gross revenuea	$bn	$bn	change

InterContinental	5.1	5.1	-
Kimpton	1.4	1.3	7.7
HUALUXE	0.1	0.1	-
Crowne Plaza	4.3	4.5	(4.4)
Hotel Indigo EVEN Hotels	0.6 0.1	0.5 0.1	20.0 -
Holiday Inn	6.3	6.5	(3.1)
Holiday Inn Express	7.3	7.1	2.8
Staybridge Suites	1.0	0.9	11.1
Candlewood Suites	0.9	0.8	12.5
Other	0.8	0.5	60.0
	____	____	____
Total	27.9	27.4	1.8
	____	____	____

a Total gross revenue provides a measure of the overall strength of the Group’s brands. It comprises total rooms revenue from franchised hotels and total hotel revenue from managed, owned, leased and managed lease hotels and excludes revenue from the System Fund and reimbursement of costs. Other than owned, leased and managed lease hotels, total gross revenue is not revenue attributable to IHG as it is derived from hotels owned by third parties.

	Hotels		Rooms
Global hotel and room count at 31 December	2019	Change over 2018	2019	Change over 2018

Analysed by brand
Six Senses Regent	18 6	18 -	1,448 2,003	1,448 (2)
InterContinental	212	8	70,981	1,700
Kimpton	66	-	13,046	131
HUALUXE	9	1	2,710	375
Crowne Plaza Hotel lndigo	431 118	2 16	120,582 14,574	414 1,825
EVEN Hotels	13	3	1,949	398
voco	12	10	4,293	3,762
Holiday Inn1	1,284	33	239,894	6,042
Holiday Inn Express avid hotels	2,875 7	149 6	299,234 635	19,718 548
Staybridge Suites	300	24	32,633	2,416
Candlewood Suites	410	14	38,332	1,122
Other	142	16	41,249	7,125
	____	____	______	_____
Total	5,903	300	883,563	47,022
	____	____	______	_____
Analysed by ownership type
Franchised	4,870	255	614,974	37,995
Managed Owned, leased and managed lease	1,007 26	42 3	262,253 6,336	8,687 340
	____	____	______	_____
Total	5,903	300	883,563	47,022
	____	____	______	_____

1 Includes 46 Holiday Inn Resort properties (11,502 rooms) and 28 Holiday Inn Club Vacations properties
  (8,592 rooms), (2018: 45 Holiday Inn Resort properties (11,301 rooms) and 27 Holiday Inn Club Vacations properties (7,927 rooms)).

                                                                                                                                                                                                                                                Hotels                                                                                                                                        Rooms

Global pipeline at 31 December	2019	Change over 2018	2019	Change over 2018

Analysed by brand
Six Senses Regent	25 5	25 2	1,770 944	1,770 430
InterContinental	65	5	17,018	1,223
Kimpton	33	6	6,203	1,729
HUALUXE	22	1	6,180	81
Crowne Plaza Hotel Indigo	88 101	9 9	24,506 15,148	2,372 2,070
EVEN Hotels	26	8	4,342	1,158
voco1	17	9	6,220	4,710
Holiday Inn2	275	(13)	52,909	(2,742)
Holiday Inn Express	754	(30)	95,874	(2,550)
avid hotels	207	36	19,068	3,257
Staybridge Suites	182	-	20,734	(115)
Candlewood Suites	91	(11)	8,186	(935)
Atwell Suites	10	10	1,000	1,000
Other	17	(7)	2,941	(1,363)
	____	____	______	_____
Total	1,918	59	283,043	12,095
	____	____	______	_____
Analysed by ownership type
Franchised	1,411	13	166,641	5,298
Managed	506	46	116,247	6,797
Owned, leased and managed lease	1	-	155	-
	____	____	______	_____
Total	1,918	59	283,043	12,095
	____	____	______	_____

1 Does not include three open and one pipeline hotel that will be re-branded to voco.

2 Includes 29 Holiday Inn Resort properties (6,335 rooms) and one Holiday Inn Club Vacations property (110 rooms), (2018: 19 Holiday Inn Resort properties (5,229 rooms) and zero Holiday Inn Club Vacations properties (zero rooms)).

AMERICAS	12 months ended 31 December
Americas Results		2018
	2019	Restated	%
	$m	$m	change
Revenue from the reportable segment
Fee business	853	853	-
Owned, leased and managed lease	187	198	(5.6)
	____	____	____
Total	1,040	1,051	(1.0)
	____	____	____
Operating profit from the reportable segment
Fee business	663	638	3.9
Owned, leased and managed lease	37	35	5.7
	____	____	____
	700	673	4.0
Operating exceptional items	(62)	(36)	72.2
	____	____	____
Operating profit	638	637	0.2
	____	____	____

Americas Comparable RevPAR movement on previous year	12 months ended 31 December 2019
Fee business
InterContinental	0.7%
Kimpton	2.2%
Crowne Plaza	(1.6)%
Hotel Indigo	0.2%
EVEN Hotels	(5.3)%
Holiday Inn	(0.7)%
Holiday Inn Express	0.1%
Staybridge Suites	0.1%
Candlewood Suites	(1.1)%
All brands	(0.1)%
Owned, leased and managed lease
InterContinental	3.0%
EVEN Hotels	0.9%
Holiday Inn	6.2%
All brands	4.1%

Americas results

Revenue from the reportable segmenta decreased by $11m (1.0%) to $1,040m, whilst operating profit increased by $1m (0.2%) to $638m, impacted by a $26m increase in operating exceptional items. Operating profit from the reportable segmenta increased by $27m (4.0%) to $700m. On an underlyingb basis, revenue decreased by $9m (0.9%), as growth from net room additions was held back by $9m one-off marketing assessments in the prior year, whilst underlying operating profit increased by $29m (4.3%), benefiting from a continued focus on maintaining an efficient cost base.

Revenue and operating profit from the reportable segmenta are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenueb remained in line with 2018 at $853m, partly impacted by adverse foreign exchangec ($2m), whilst fee business operating profit increased by $25m (3.9%) to $663m, also partly impacted by adverse foreign exchangec ($2m).

Owned, leased and managed lease revenueb decreased by $11m (5.6%) to $187m, whilst operating profitb increased by $2m (5.7%) to $37m, benefiting from strong trading across a number of hotels and the mitigation of losses by business interruption insurance at one hotel. There was no material impact of foreign exchangec on either revenue or operating profit.

a Americas reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenues and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels
b Definitions for Non-GAAP revenue and operating profit measures can be found in the ‘Use of Non-GAAP measures’ section along with reconciliations of these measures to the most directly comparable line items with the Group Financial Statements.
c The impact of movements between the previous year’s actual exchange rates and average rates in 2019.
	Hotels		Rooms
Americas hotel and room count at 31 December	2019	Change over 2018	2019	Change over 2018
Analysed by brand
InterContinental	51	-	17,896	143
Kimpton	61	(3)	11,997	(310)
Crowne Plaza	149	(7)	39,875	(1,624)
Hotel Indigo	64	7	8,267	772
EVEN Hotels	13	3	1,949	398
Holiday Inn1	783	9	135,286	794
Holiday Inn Express avid hotels	2,368 7	79 6	214,993 635	8,373 548
Staybridge Suites	283	22	30,244	2,212
Candlewood Suites	410	14	38,332	1,122
Other	118	16	25,173	2,090
	____	____	______	_____
Total	4,307	146	524,647	14,518
	____	____	______	_____
Analysed by ownership type
Franchised	4,008	155	465,265	15,163
Managed	292	(9)	57,160	(644)
Owned, leased and managed lease	7	-	2,222	(1)
	____	____	______	_____
Total	4,307	146	524,647	14,518
	____	____	______	_____

1 Includes 22 Holiday Inn Resort properties (6,003 rooms) and 28 Holiday Inn Club Vacations properties
(8,592 rooms), (2018: 23 Holiday Inn Resort properties (6,184 rooms) and 27 Holiday Inn Club Vacations properties (7,927 rooms)).

Americas pipeline at 31 December	2019	Hotels Change over 2018	2019	Rooms Change over 2018

Analysed by brand
Six Senses	5	5	422	422
InterContinental	7	1	1,549	72
Kimpton	21	5	3,459	1,124
Crowne Plaza	5	(1)	1,093	(170)
Hotel Indigo	37	2	5,172	649
EVEN Hotels	15	5	1,866	570
Holiday Inn1	98	(28)	12,506	(3,546)
Holiday Inn Express	448	(51)	43,103	(4,517)
avid hotels	206	35	18,853	3,042
Staybridge Suites	162	(1)	16,874	(28)
Candlewood Suites	91	(11)	8,186	(935)
Atwell Suites	10	10	1,000	1,000
Other	16	(6)	2,779	(1,103)
	____	____	______	_____
Total	1,121	(35)	116,862	(3,420)
	____	____	______	_____
Analysed by ownership type
Franchised	1,077	(38)	109,986	(3,671)
Managed	44	3	6,876	251

	____	____	______	_____
Total	1,121	(35)	116,862	(3,420)
	____	____	______	_____

1 Includes three Holiday Inn Resort properties (490 rooms) and one Holiday Inn Club Vacations property (110 rooms), (2018: one Holiday Inn Resort property (165 rooms) and zero Holiday Inn Club Vacations properties (zero rooms)).

EMEAA

	12 months ended 31 December
EMEAA results		2018
	2019	Restated	%
	$m	$m	change
Revenue from the reportable segment
Fee business	337	320	5.3
Owned, leased and managed lease	386	249	55.0
	____	____	____
Total	723	569	27.1
	____	____	____
Operating profit from the reportable segment
Fee business	202	202	-
Owned, leased and managed lease	15	4	275.0
	____	____	____
	217	206	5.3
Operating exceptional items	(109)	(12)	(808.3)
	____	____	____
Operating profit	108	194	(44.3)
	____	____	____

EMEAA comparable RevPAR movement on previous year	12 months ended 31 December 2019

Fee business
InterContinental	1.5%
Crowne Plaza	(0.6)%
Hotel Indigo	1.5%
Holiday Inn	(0.5)%
Holiday Inn Express	1.2%
Staybridge Suites	(3.9)%
All brands	0.3%

Owned, leased and managed leases
InterContinental	1.5%
Holiday Inn	2.6%
All brands	1.6%

EMEAA results

Revenue from the reportable segment a increased by $154m (27.1%) to $723m and operating profit decreased by $86m (44.3%) to $108m, impacted by a $97m increase in operating exceptional items, whilst both included the benefit of $11m significant liquidated damages (2018: $7m). Operating profit from the reportable segment a increased by $11m (5.3%) to $217m. On an underlying b basis, revenue increased by $112m (20.5%) and underlying operating profit increased by $19m (9.8%) driven by increases in net rooms supply and the annualisation of the UK portfolio transaction, that completed in July 2018.

Revenue and operating profit from the reportable segmenta are further analysed by fee business and owned, leased and managed lease hotels.

Fee business revenueb increased by $17m (5.3%) to $337m, partly impacted by adverse foreign exchangec ($8m), whilst fee business operating profitb remained in line with 2018 at $202m, but was also impacted by adverse foreign exchangec ($6m). Comparable RevPAR increased by 0.3%, driven by gains in occupancy.

Owned, leased and managed lease revenueb increased by $137m (55.0%) to $386m, due to the annualisation of the UK portfolio transaction, that completed in July 2018 and was partly impacted by adverse foreign exchangec ($7m). Owned, leased and managed lease operating profitb increased by $11m to $15m, (foreign exchangec impact $nil), driven by solid trading conditions outside of the UK for a number of hotels and benefiting from partial usage of the IFRS 16 lease liability for the German leased hotels. Trading conditions in the UK in the second half of the year resulted in $17m of rental guarantee lease payments being charged against the IFRS 16 lease liability.

a EMEAA reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenues and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.
b Definitions for Non-GAAP revenue and operating profit measures can be found in the ‘Use of Non-GAAP measures’ section along with reconciliations of these measures to the most directly comparable line items with the Group Financial Statements.
c The impact of movements between the previous year’s actual exchange rates and average rates in 2019.

EMEAA hotel and room count at 31 December	Hotels 2019	Change over 2018	Rooms 2019	Change over 2018

Analysed by brand
Six Senses	17	17	1,326	1,326
Regent InterContinental	3 113	- 7	771 33,515	2 1,216
Kimpton	4	2	920	312
Crowne Plaza Hotel Indigo	186 41	4 6	46,411 4,439	152 691
voco	12	10	4,293	3,762
Holiday Inn1	394	9	73,432	2,079
Holiday Inn Express	324	20	46,454	2,722
Staybridge Suites	17	2	2,389	204
Other	15	(2)	9,420	(195)
	____	_____	_____	_____
Total	1,126	75	223,370	12,271
	____	_____	_____	_____
Analysed by ownership type
Franchised	773	47	126,455	8,333
Managed	334	25	92,801	3,597
Owned, leased and managed lease	19	3	4,114	341
	____	_____	_____	_____
Total	1,126	75	223,370	12,271
	____	_____	_____	_____

1 Includes 17 Holiday Inn Resort properties (3,604 rooms), (2018: 16 Holiday Inn Resort properties (3,391 rooms)).

	Hotels		Rooms
EMEAA pipeline at 31 December	2019	Change over 2018	2019	Change over 2018

Analysed by brand
Six Senses	17	17	1,179	1,179
Regent InterContinental	4 31	1 2	664 7,507	150 588
Kimpton	7	-	1,247	7
Crowne Plaza Hotel Indigo	35 40	1 -	9,415 5,652	399 (109)
EVEN Hotels	-	(1)	-	(200)
voco1	17	9	6,220	4,710
Holiday Inn2	119	13	25,936	1,597
Holiday Inn Express	112	(2)	19,049	(105)
avid hotels	1	1	215	215
Staybridge Suites	20	1	3,860	(87)
Other	1	-	162	19
	____	____	______	_____
Total	404	42	81,106	8,363
	____	____	______	_____
Analysed by ownership type
Franchised	165	6	27,331	1,650
Managed	238	36	53,620	6,713
Owned, leased and managed lease	1	-	155	-
	____	____	______	_____
Total	404	42	81,106	8,363
	____	____	______	_____

1 Does not include three open and one pipeline hotel that will be re-branded to voco.

2 Includes 18 Holiday Inn Resort properties (3,662 rooms), (2018: 10 Holiday Inn Resort properties (2,353 rooms)).

GREATER CHINA

	12 months ended 31 December

Greater China results	2019	2018 Restated	%
	$m	$m	Change

Revenue from the reportable segment
Fee business	135	143	(5.6)
	____	____	____
Total	135	143	(5.6)
	____	____	____
Operating profit from the reportable segment
Fee business	73	70	4.3
	____	____	____
Operating exceptional items Operating profit	- 73	(1) 69	- 5.8
	____	____	____

Greater China comparable RevPAR movement on previous year	12 months ended 31 December 2019

Fee business
InterContinental	(4.6)%
HUALUXE	6.6%
Crowne Plaza	(4.9)%
Hotel Indigo	(8.1)%
Holiday Inn	(4.0)%
Holiday Inn Express	(4.7)%
All brands	(4.5)%

Greater China results

Revenue from the reportable segmenta decreased by $8m (5.6%) to $135m and operating profit increased by $4m (5.8%) to $73m, both impacted by a reduction in significant liquidated damages to $nil (2018: $6m). Operating profit from the reportable segmenta increased by $3m (4.3%) to $73m. On an underlyingb basis, revenue increased by $3m (2.3%) and underlyingb operating profit increased by $10m (15.9%), driven by 17.5% net rooms growth and cost efficiencies partially offset by a 4.5% decline in comparable RevPAR, impacted by ongoing unrest in Hong Kong SAR.

a Greater China reportable segment includes revenue and operating profit before exceptional items, excluding System Fund revenue and expenses and reimbursement of costs, for both fee business and owned, leased and managed lease hotels.
b Definitions for Non-GAAP revenue and operating profit measures can be found in the ‘Use of Non-GAAP measures’ section along with reconciliations of these measures to the most directly comparable line items with the Group Financial Statements.

	Hotels		Rooms
Greater China hotel and room count at 31 December	2019	Change over 2018	2019	Change over 2018

Analysed by brand
Six Senses	1	1	122	122
Regent	3	-	1,232	(4)
InterContinental	48	1	19,570	341
Kimpton	1	1	129	129
HUALUXE	9	1	2,710	375
Crowne Plaza	96	5	34,296	1,886
Hotel Indigo	13	3	1,868	362
Holiday Inn1	107	15	31,176	3,169
Holiday Inn Express	183	50	37,787	8,623
Other	9	2	6,656	5,230
	____	____	______	_____
Total	470	79	135,546	20,233
	____	____	______	_____
Analysed by ownership type
Franchised	89	53	23,254	14,499
Managed	381	26	112,292	5,734
	____	____	______	_____
Total	470	79	135,546	20,233
	____	____	______	_____

1 Includes seven Holiday Inn Resort properties (1,895 rooms), (2018: six Holiday Inn Resort properties (1,726 rooms)).

	Hotels		Rooms
Greater China pipeline at 31 December	2019	Change over 2018	2019	Change over 2018

Analysed by brand
Six Senses	3	3	169	169
Regent	1	1	280	280
InterContinental	27	2	7,962	563
Kimpton	5	1	1,497	598
HUALUXE	22	1	6,180	81
Crowne Plaza	48	9	13,998	2,143
Hotel Indigo	24	7	4,324	1,530
EVEN Hotels	11	4	2,476	788
Holiday Inn1	58	2	14,467	(793)
Holiday Inn Express	194	23	33,722	2,072
Other	-	(1)	-	(279)
	____	____	______	_____
Total	393	52	85,075	7,152
	____	____	______	_____
Analysed by ownership type
Franchised	169	45	29,324	7,319
Managed	224	7	55,751	(167)
	____	____	______	_____
Total	393	52	85,075	7,152
	____	____	______	_____

1 Includes eight Holiday Inn Resort properties (2,183 rooms), (2018: eight Holiday Inn Resort properties (2,711 rooms)).

CENTRAL
	12 months ended 31 December
		2018
	2019	Restated	%
Central results	$m	$m	change

Revenue	185	170	8.8
Gross costs	(310)	(287)	8.0
	____	____	____
	(125)	(117)	6.8
Operating exceptional items	(15)	(55)	(72.7)
	____	____	____
Operating loss	(140)	(172)	(18.6)
	____	____	____

Central results
Net operating loss decreased by $32m (18.6%) compared to 2018, driven by a $40m (72.7%) decrease in operating exceptional items. Central revenue, which mainly comprises technology fee income, increased by $15m (8.8%) to $185m, driven by IHG System size growth (5.6%) and partly impacted by adverse foreign exchangea ($2m). Gross costs increased by $23m (8.0%), driven by reinvestment of a substantial portion of growth investment funded by savings elsewhere in the business, also benefiting from the impact of $5m foreign exchangea.

Net operating loss before exceptional items increased by $8m (6.8%) to $125m, benefiting from the impact of $3m foreign exchangea, as an increase in central revenues was offset by continued investments in growth initiatives.

 a The impact of movements between the previous year’s actual exchange rates and average rates in 2019.

OTHER FINANCIAL INFORMATION

System Fund
The Group operates a System Fund to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation Systems, and hotel loyalty programme, IHG Rewards Club. The Fund also receives proceeds from the sale of loyalty points under third-party co-branding arrangements. The Fund is not managed to generate a profit or loss for IHG over the longer term, although an in-year surplus or deficit can arise, but is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels.

In the year to 31 December 2019, System Fund revenue increased by $140m (11.4%) to $1,373m.  The primary driver was a favourable adjustment relating to a change in the actuarial assumptions around the ultimate rate of consumption of IHG Rewards Club points ('breakage') leading to increased revenue recognition year-over-year. The increase in non-loyalty revenue was driven by increased assessment fees and contributions from hotels, reflecting increased System Size.

Reimbursement of costs
In the year to 31 December 2019, reimbursable revenue remained in line with 2018 at $1,171m.

Cost reimbursements revenue represents reimbursements of costs incurred on behalf of managed and franchised properties and relates, predominantly, to payroll costs at managed properties where we are the employer. As we record cost reimbursements based upon costs incurred with no added mark up, this revenue and related expenses has no impact on either our operating profit or net income.

Exceptional items
Pre-tax exceptional items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share as well as other Non-GAAP measures (see Use of Non-GAAP measures) in order to provide a more meaningful comparison of performance and can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, and restructuring costs.

2019 pre-tax exceptional items totalled a charge of $148m. The charge included: $28m relating to management's best estimate of a settlement in respect of a lawsuit filed against the Group in the Americas region, together with the cost of an arbitration award made against the Group in the EMEAA region; $20m relating to reorganisation costs (see below); $131m arising from impairment charges further discussed below, the impact of which was partially offset by a corresponding fair value gain on contingent purchase consideration of $38m, and $7m relating to acquisition and integration costs arising from the Group's recent acquisitions.

Impairment
Impairment of $131m comprises a $50m impairment on the Kimpton management agreements and an $81m impairment relating to the UK portfolio, comprising $49m related to goodwill and $32m related to right-of-use assets. The impact of the impairment arising on the UK portfolio is partially offset by the fair value gain of $38m.

Reorganisation costs
In September 2017, the Group launched a comprehensive efficiency programme funding a series of new strategic initiatives to drive an acceleration in IHG's future growth. The programme is centred around strengthening the Group's organisational structure to redeploy resources to leverage scale in the highest opportunity markets and segments. The programme was completed in 2019.

The programme is expected to realise c.$125m in annual savings by 2020, of which c.$75m will benefit the System Fund. These savings, primarily in administrative expenses, are planned to be reinvested as they are realised to accelerate medium-term revenue growth.

Costs incurred since 2017 to achieve these savings, including amounts charged to the System Fund, total $196m. The exceptional cost charged to the Group income statement in 2019 of $20m includes severance costs of $8m and consultancy fees of $6m.

Net financial expenses
Net financial expenses, which were restated for IFRS 16, increased by $19m to $115m and adjusted interest (see Use of Non-GAAP measures) increased by $18m to $133m. The increase is primarily due to interest on the €500m bond issued in November 2018, and related currency swaps.

Financial expenses included $63m (2018: $48m) of interest costs on the public bonds, which are fixed rate debt. Interest expense on lease liabilities was $41m (2018: $39m).

Fair value gains / losses on contingent purchase consideration
Contingent purchase consideration arose on the acquisitions of Regent, the UK portfolio and Six Senses. The net gain of $27m (2018: loss of $4m) comprises an exceptional gain of $38m in respect of the UK portfolio (see Impairment above), offset by a loss of $11m in respect of Regent. The total contingent purchase consideration liability at 31 December 2019 is $91m.

Taxation
The effective rate of tax on profit before exceptional items and System Fund was 24% (2018: 22%). Excluding the impact of prior year items, the equivalent tax rate would be 26% (2018: 23%). The effective rate is higher than the UK Corporation Tax rate of 19% (2018: 24%), due mainly to certain overseas profits (particularly in the US) being subject to statutory tax rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a credit of $20m (2018: credit of $27m).  This predominantly included a current tax credit of $4m on reorganisation costs, a $6m deferred tax credit in respect of future tax relief available on litigation costs and a $12m deferred tax credit in respect of impairment and adjustments to contingent purchase consideration (see above).

Net tax paid in 2019 totalled $141m (2018: $68m). The 2019 tax paid was more than 2018 principally due to material amounts of tax recovered in 2018

Dividends
The Board has proposed a final dividend per ordinary share of 85.9¢. With the interim dividend per ordinary share of 39.9¢, the full-year dividend per ordinary share for 2019 will total 125.8¢, an increase of 10% over 2018.

On 19 October 2018, the Group announced a $500m return of funds to shareholders by way of a special dividend and share consolidation. The special dividend (262.1¢ per ordinary share) was paid on 29 January 2019.

IHG pays its dividends in pounds sterling and US dollars. The sterling amount of the final dividend will be announced on 24 April 2020 using the average of the daily exchange rates for the three working days commencing 21 April 2020.

Earnings per ordinary share
Basic earnings per ordinary share increased by 14.5% to 210.4¢ from 183.7¢ in 2018 whilst adjusted earnings per ordinary share increased by 3.4% to 303.3¢.

Share price and market capitalisation
The IHG share price closed at £52.08 on 31 December 2019, up from £42.49 on 31 December 2018. The market capitalisation of the Group at the year-end was £9.5bn.

Sources of liquidity
In November 2018, the Group issued a €500m, 2.125% euro bond repayable in May 2027. The bond extends the maturity profile of the Group's debt. Currency swaps were transacted at the same time the bonds were issued in order to swap the proceeds and interest flows into pounds sterling. The currency swaps fix the bond debt at £436m, with interest payable semi-annually at a rate of 3.5%. This is in addition to £400m of public bonds which are repayable on 28 November 2022, £300m repayable on 14 August 2025 and £350m repayable on 24 August 2026.

The Group is further financed by a $1.275bn revolving syndicated bank facility (the Syndicated Facility) and a $75m revolving bilateral facility (the Bilateral Facility) which mature in March 2022, under which $125m was drawn at 31 December 2019 (31 December 2018: $nil).  The Syndicated and Bilateral Facilities contain the same terms and two financial covenants; interest cover; and net debt divided by operating profit before exceptional items, depreciation and amortisation and System Fund revenue and expenses. The Group is in compliance with all of the financial covenants in its loan documents, none of which is expected to present a material restriction on funding in the near future. The Group has started to review and plan for the expected discontinuation of LIBOR after 2021. The Group's main exposure to LIBOR is the underlying reference rate in the syndicated and bilateral facilities. The terms of this agreement will need to be renegotiated to address the discontinuation of LIBOR. The replacement of LIBOR with alternative reference rates is not expected to have a material impact on the group at this stage.

Additional funding is provided by other uncommitted bank facilities. In the Group's opinion, the available facilities are sufficient for the Group's present liquidity requirements.

Borrowings included bank overdrafts of $87m (2018: $104m), which were matched by an equivalent amount of cash and cash equivalents under the Group's cash pooling arrangements. Under these arrangements, each pool contains a number of bank accounts with the same financial institution, and the Group pays interest on net overdraft balances within each pool. The cash pools are used for day-to-day cash management purposes and are managed daily as closely as possible to a zero balance on a net basis for each pool. Overseas subsidiaries are typically in a cash-
positive position, with the most significant balances in the US and the matching overdrafts are held by the Group's central treasury company in the UK.

Net debt of $2,665m (2018: $1,965m restated) is analysed by currency as follows:

	2019	2018 Restated
	$m	$m

Borrowings
Sterling*	2,022	1,956
US dollar	721	620
Euros	44	37
Other	73	56
Cash and cash equivalents
Sterling	(25)	(479)
US dollar	(91)	(91)
Euros	(13)	(23)
Canadian dollar	(7)	(12)
Chinese renminbi	(17)	(58)
Other	(42)	(41)
	____	____
Net debt	2,665	1,965
	____	____

Average debt levels	2,720	2,174
* Includes the impact of currency swaps.	____	____

USE OF NON-GAAP MEASURES

In addition to performance measures directly observable in the Business Review (IFRS measures), certain financial measures are used when discussing the Group's performance which are not measures of financial performance or liquidity under International Financial Reporting Standards (IFRS). In management's view these measures provide investors and other users with an enhanced understanding of IHG's operating performance, profitability, financial strength and funding requirements. These measures do not have standardised meanings under IFRS, and companies do not necessarily calculate these in the same way.

Global revenue per available room (RevPAR) growth
RevPAR is the primary metric used by management to track hotel performance across regions and brands. RevPAR is also a commonly used performance measure in the hotel industry.

RevPAR comprises IHG's System rooms revenue divided by the number of room nights available and can be derived from occupancy rate multiplied by average daily rate (ADR). ADR is rooms revenue divided by the number of room nights sold.

References to RevPAR, occupancy and ADR are presented on a comparable basis, comprising groupings of hotels that have traded in all months in both the current and prior year. The principal exclusions in deriving this measure are new hotels (including those acquired), hotels closed for major refurbishment and hotels sold in either of the two years.
RevPAR and ADR are quoted at a constant US$ conversion rate, in order to allow a better understanding of the comparable year-on-year trading performance excluding distortions created by fluctuations in exchange rates.

Total gross revenue in IHG's System
Total gross revenue is revenue not wholly attributable to IHG, however, management believes this measure is meaningful to investors and other users as it provides a measure of System performance, giving an indication of the strength of IHG's brands and the combined impact of IHG's growth strategy and RevPAR performance.

Total gross revenue refers to revenue which IHG has a role in driving and from which IHG derives an income stream.

Total gross revenue comprises:
● total rooms revenue from franchised hotels;
● total hotel revenue from managed hotels includes food and beverage, meetings and other revenues and reflects the value IHG drives to managed hotel owners by optimising the performance of their hotels; and
● total hotel revenue from owned, leased and managed lease hotels.

Other than total hotel revenue from owned, leased and managed lease hotels, total gross hotel revenue is not revenue attributable to IHG as these managed and franchised hotels are owned by third-parties.

Revenue and operating profit measures
Revenue and operating profit from (1) fee business and (2) owned, leased and managed lease hotels, are described as 'revenue from reportable segments' and 'operating profit from reportable segments', respectively.

These measures are presented for each of the Group's regions.
Management believes revenue and operating profit from reportable segments is meaningful to investors and other users as it excludes the following elements and reflects how management monitors the business:

System Fund - the Fund is not managed to generate a profit or loss for IHG over the longer term, but is managed for the benefit of the hotels within the IHG System. The System Fund is operated to collect and administer cash assessments from hotel owners for the specific purpose of use in marketing, the Guest Reservation Systems and hotel loyalty programme.

Revenues related to the reimbursement of costs - there is a cost equal to these revenues so there is no profit impact. Cost reimbursements are not applicable to all hotels, and growth in these revenues is not reflective of growth in the performance of the Group. As such, management do not include these revenues in their analysis of results.

Exceptional items are identified by virtue of either their size or nature and can include, but are not restricted to, gains and losses on the disposal of assets, impairment charges and reversals, and reorganisation costs. As each item is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding such items.

In further discussing the Group's performance in respect of revenue and operating profit, additional non-IFRS measures are used and explained further below:
● Underlying revenue;
● Underlying operating profit;
● Underlying fee revenue; and
● Fee margin.

Operating profit measures are, by their nature, before interest and tax. Management believes such measures are useful for investors and other users when comparing performance across different companies as interest and tax can vary widely across different industries or among companies within the same industry. For example, interest expense can be highly dependent on a company's capital structure, debt levels and credit ratings. In addition, the tax positions of companies can vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the various jurisdictions in which they operate.

Although management believe these measures are useful to investors and other users in assessing the Group's ongoing financial performance and provide improved comparability between periods, there are limitations in their use as compared to measures of financial performance under IFRS. As such, they should not be considered in isolation or viewed as a substitute for IFRS measures. In addition, these measures may not necessarily be comparable to other similarly titled measures of other companies due to potential inconsistencies in the methods of calculation.

Underlying revenue and underlying operating profit
These measures adjust revenue from reportable segments and operating profit from reportable segments, respectively, to exclude revenue and operating profit generated by owned, leased and managed lease hotels which have been disposed and significant liquidated damages, which are not comparable year on year and are not indicative of the Group's ongoing profitability. The revenue and operating profit of current year acquisitions are also excluded as these obscure underlying business results and trends when comparing to the prior year. In addition, in order to remove the impact of fluctuations in foreign exchange, which would distort the comparability of the Group's operating performance, prior year measures are restated at constant currency using current year exchange rates.

Management believe these are meaningful to investors and other users to better understand comparable year-on-year trading and enable assessment of the underlying trends in the Group's financial performance.

Underlying fee revenue growth
Underlying fee revenue is used to calculate underlying fee revenue growth. Underlying fee revenue is calculated on the same basis as underlying revenue as described above but for the fee business only.

Management believes underlying fee revenue is meaningful to investors and other users as an indicator of IHG's ability to grow the core fee-based business, aligned to IHG's asset-light strategy.

Fee margin
Fee margin is presented at actual exchange rates and is a measure of the profit arising from fee revenue. Fee margin is calculated by dividing 'fee operating profit' by 'fee revenue'. Fee revenue and fee operating profit are calculated from the revenue from reportable segments and operating profit from reportable segments, as defined above, adjusted to exclude the revenue and operating profit from the Group's owned, leased and managed lease hotels and significant liquidated damages.

In addition, fee margin is adjusted for the results of the Group's captive insurance company, where premiums are intended to match the expected claims, and as such these amounts are adjusted from the fee margin to better depict the profitability of the fee business.

Management believes fee margin is meaningful to investors and other users as an indicator of the sustainable long-term growth in the profitability of IHG's core fee-based business, as the scale of IHG's operations increases with growth in IHG's System size.

Adjusted interest
Adjusted interest excludes the following items of interest which are recorded within the System Fund:

● IHG records an interest charge on the outstanding cash balance relating to the IHG Rewards Club programme. These interest payments are recognised as interest income for the Fund and interest expense for IHG.
● The System Fund also benefits from the capitalisation of interest related to the development of the next-generation Guest Reservation System.

As the Fund is included on the Group income statement, these amounts are included in the reported net Group financial expenses, reducing the Group's effective interest cost. Given results related to the System Fund are excluded from adjusted measures used by management, these are excluded from adjusted interest and adjusted earnings per share (see below).

Management believes adjusted interest is a meaningful measure for investors and other users as it provides an indication of the comparable year-on-year expense associated with financing the business including the interest on any balance held on behalf of the System Fund.

Tax excluding the impact of exceptional items and System Fund
As outlined above, exceptional items can vary year on year and, where subject to tax at a different rate than the Group as a whole, therefore they can impact the current year's tax charge. The System Fund is not managed to a profit or loss for IHG over the long term and is, in general, not subject to tax either.

Management believes removing these provides a better view of the Group's underlying tax rate on ordinary operations and aids comparability year-on-year, thus providing a more meaningful understanding of the Group's ongoing tax charge.

Adjusted earnings per ordinary share
Adjusted earnings per ordinary share adjusts the profit available for equity holders used in the calculation of basic earnings per share to remove System Fund revenue and expenses, the items of interest related to the System Fund as excluded in adjusted interest, the change in fair value of contingent purchase consideration, exceptional items, and the related tax impacts of such adjustments.

Management believes that adjusted earnings per share is a meaningful measure for investors and other users as it provides a more comparable earnings per share measure aligned with how management monitors the business.

Net debt
Net debt is used in the monitoring of the Group's liquidity and capital structure and is used by management in the calculation of the key ratios attached to the Group's bank covenants and in maintaining an investment grade credit rating. Net debt is used by investors and other users to evaluate the financial strength of the business.

Net debt comprises loans and other borrowings, lease liabilities, the exchange element of the fair value of derivatives hedging debt values, less cash and cash equivalents.

Gross capital expenditure, net capital expenditure, free cash flow
These measures have limitations as they omit certain components of the overall cash flow statement. They are not intended to represent IHG's residual cash flow available for discretionary expenditures, nor do they reflect the Group's future capital commitments. These measures are used by many companies, but there can be differences in how each company defines the terms, limiting their usefulness as a comparative measure. Therefore, it is important to view these measures only as a complement to the Group statement of cash flows.

Gross capital expenditure
Gross capital expenditure represents the consolidated capital expenditure of IHG inclusive of System Fund capital investments. Gross capital expenditure is defined as net cash from investing activities, adjusted to include contract acquisition costs (key money). In order to demonstrate the capital outflow of the Group, cash flows arising from any disposals or distributions from associates and joint ventures are excluded. The measure also excludes any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions.
Gross capital expenditure is reported as either maintenance, recyclable, or System Fund. This disaggregation provides useful information as it enables users to distinguish between:

● System Fund capital investments which are strategic investments to drive growth at hotel level;
● recyclable investments (such as investments in associates and joint ventures), which are intended to be recoverable in the medium term and are to drive the growth of the Group's brands and expansion in priority markets; and
● maintenance capital expenditure (including contract acquisition costs), which represents a permanent cash outflow.

Management believe gross capital expenditure is a useful measure as it illustrates how the Group continues to invest in the business to drive growth. It also allows for comparison year-on-year.

Net capital expenditure
Net capital expenditure provides an indicator of the capital intensity of IHG's business model. Net capital expenditure is derived from net cash from investing activities, adjusted to include contract acquisition costs (net of repayments) and to exclude any material investments made in acquiring businesses, including any subsequent payments of deferred or contingent purchase consideration included within investing activities, which represent ongoing payments for acquisitions. Net capital expenditure includes the inflows arising from any disposal receipts, or distributions from associates and joint ventures.

In addition, System Fund depreciation and amortisation relating to property, plant and equipment and intangible assets, respectively, is added back, reducing the overall cash outflow. This reflects the way in which System Funded capital investments are re-charged to the System Fund, over the life of the asset.

Management believes net capital expenditure is a useful measure as it illustrates the net capital investment by IHG, after taking into account capital recycling through asset disposal and the funding of strategic investments by the System Fund. It provides investors and other users with visibility of the cash flows which are allocated to long-term investments to drive the Group's strategy.

Free cash flow
Free cash flow is net cash from operating activities adjusted to exclude: (1) the cash outflow arising from the purchase of shares by employee share trusts reflecting the requirement to satisfy incentive schemes which are linked to operating performance; (2) maintenance capital expenditure (excluding contract acquisition costs); (3) the principal element of lease payments; and (4) payments of deferred or contingent purchase consideration included within net cash from operating activities.

In 2016, free cash flow was also adjusted for the cash receipt arising from the renegotiation of a long-term partnership agreement.

Management believe free cash flow is a useful measure for investors and other users, as it represents the cash available to invest back into the business to drive future growth and pay the ordinary dividend, with any surplus being available for additional returns to shareholders.

The following definitions have been amended and the prior year comparatives restated accordingly:

● The adoption of IFRS 16 'Leases' has impacted all but the revenue derived Non-GAAP measures. Prior year measures have therefore been restated to provide year on year comparability. The definitions of free cash flow and net debt have been amended following the adoption of IFRS 16:
-   Free cash flow: has been amended to include the principal element of lease payments, reflecting the non-discretionary nature of these lease payments.
-   Net debt: has been amended to include lease liabilities, providing consistency with metrics used by investors and rating agencies.

● The application of constant currency which impacts underlying revenue, underlying operating profit and underlying fee revenue has been amended so that prior period results are now restated using current year exchange rates, rather than restating current year results at prior period exchange rates. Management considers this to be a simplified approach and provides consistency between underlying results and the associated revenue and operating profit from reportable segments from which they are derived.

● Fee margin has been amended to exclude the results of the Group's captive insurance company. Over the longer term, premiums are intended to match the expected claims, and as such these amounts are adjusted from the fee margin in order to provide a more comparable analysis of IHG's year-on-year fee margin progression.

● Adjusted earnings per ordinary share have been amended to exclude the change in fair value of contingent purchase consideration. Since the changes in fair value are prone to volatility and are not necessarily reflective of the performance of the Group, excluding these amounts provides a more comparable year-on-year measure for investors and other users, aligned to how management monitor the business.

● Gross capital expenditure, net capital expenditure and free cash flow have been amended to adjust for payments of contingent and deferred purchase consideration, as applicable. As payments relate to prior year acquisitions the exclusion of these amounts provides a more representative year-on-year measure for investors and other users, aligned to how management monitor the business.

● Net capital expenditure has been amended to treat repayment of contract acquisition costs consistently with how this is reported internally.

The following Non-GAAP measure has been removed:

Underlying earnings per ordinary share. This measure has been removed in order to rationalise the number of non-IFRS earnings per share measures.

Underlying revenue and underlying operating profit Non-GAAP reconciliations

Highlights for the year ended 31 December 2019
	Revenue			Operating profit
		2018			2018
	2019	Restated	%	2019	Restated	%
	$m	$m	change	$m	$m	change

Per Group income statement	4,627	4,337	6.7	630	582	8.2
System Fund	(1,373)	(1,233)	11.4	49	146	(66.4)
Reimbursement of costs	(1,171)	(1,171)	-	-	-	-
Operating exceptional items	-	-	-	186	104	78.8
	_____	_____	_____	_____	_____	_____
Reportable segments	2,083	1,933	7.8	865	832	4.0
	_____	_____	_____	_____	_____	_____
Reportable segments analysed as: Fee business	1,510	1,486	1.6	813	793	2.5
Owned, leased and managed lease	573	447	28.2	52	39	33.3
	_____	_____	_____	_____	_____	_____
Reportable segments	2,083	1,933	7.8	865	832	4.0

	Revenue			Operating Profit
		2018			2018
	2019	Restated	%	2019	Restated	%
	$m	$m	change	$m	$m	change

Reportable segments (see above)	2,083	1,933	7.8	865	832	4.0
Significant liquidated damages	(11)	(13)	(15.4)	(11)	(13)	(15.4)
Current year acquisition of businesses	(53)	-	-	6	-	-
Currency impacta	-	(24)	-	-	(6)	-
	____	_____	_____	_____	_____	_____
Underlying	2,019	1,896	6.5	860	813	5.8

	Revenue
		2018
	2019	Restated	%
	$m	$m	change

Underlying fee revenue
Reportable segments fee business (see above)	1,510	1,486	1.6
Significant liquidated damages	(11)	(13)	(15.4)
Current year acquisition of businesses	(14)	-	-
Currency impacta	-	(17)	-
	_____	_____	_____
Underlying fee business	1,485	1,456	2.0

a Excludes $1m of adverse currency impact to both revenue and operating profit related to significant liquidated  damages in the Greater China region.

Highlights by regions	Revenue			Operating Profita
Americas		2018			2018
	2019	Restated	%	2019	Restated	%
	$m	$m	change	$m	$m	change

Per Group financial statements	1,040	1,051	(1.0)	700	673	4.0

Reportable segments analysed as:
Fee business	853	853	-	663	638	3.9
Owned, leased and managed lease	187	198	(5.6)	37	35	5.7
	_____	_____	_____	_____	_____	_____
	1,040	1,051	(1.0)	700	673	4.0

Reportable segments (see above)	1,040	1,051	(1.0)	700	673	4.0
Currency impact	-	(2)	-	-	(2)	-
	_____	_____	_____	_____	_____	_____
Underlying	1,040	1,049	(0.9)	700	671	4.3
Owned, leased and managed lease included in the above	(187)	(198)	(5.6)	(37)	(35)	5.7
	_____	_____	_____	_____	_____	_____
Underlying fee business	853	851	0.2	663	636	4.2
	Revenue			Operating Profita
EMEAA		2018			2018
	2019	Restated	%	2019	Restated	%
	$m	$m	change	$m	$m	change

Per Group financial statements	723	569	27.1	217	206	5.3

Reportable segments analysed as:

Fee business	337	320	5.3	202	202	-
Owned, leased and managed lease	386	249	55.0	15	4	275.0
	_____	_____	_____	_____	_____	_____
	723	569	27.1	217	206	5.3

Reportable segments (see above)	723	569	27.1	217	206	5.3
Significant liquidated damages	(11)	(7)	57.1	(11)	(7)	57.1
Current year acquisition of businesses	(53)	-	-	6	-	-
Currency impact	-	(15)	-	-	(6)	-
	_____	_____	_____	_____	_____	_____
Underlying	659	547	20.5	212	193	9.8
Owned, leased and managed lease included in the above	(347)	(242)	43.4	(13)	(4)	225.0
	_____	_____	_____	_____	_____	_____
Underlying fee business	312	305	2.3	199	189	5.3
	Revenue			Operating Profita
Greater China		2018			2018
	2019	Restated	%	2019	Restated	%
	$m	$m	change	$m	$m	change

Per Group financial statements	135	143	(5.6)	73	70	4.3

Reportable segments analysed as:
Fee business	135	143	(5.6)	73	70	4.3
	_____	_____	_____	_____	_____	_____
	135	143	(5.6)	73	70	4.3

Reportable segments (see above)	135	143	(5.6)	73	70	4.3
Significant liquidated damages	-	(6)	-	-	(6)	-
Currency impactb	-	(5)	-	-	(1)	-
	_____	_____	_____	_____	_____	_____
Underlying	135	132	2.3	73	63	15.9

a Before exceptional items. b Excludes $1m of adverse currency impact to both revenue and operating profit related to significant liquidated damages. Highlights for the year ended 31 December 2018
Revenue			Operating profit
			2018	2017
2018		2017	%	Restated	Restated	%
$m		$m	change	$m	$m	change

Per Group income statement	4,337	4,075	6.4	582	744	(21.8)
System Fund	(1,233)	(1,242)	(0.7)	146	34	329.4
Reimbursement of costs	(1,171)	(1,103)	6.2	-	-	-
Operating exceptional items	-	-	-	104	(4)	(2,700.0)
_____		_____	_____	_____	_____	_____
Reportable segments	1,933	1,730	11.7	832	774	7.5
_____		_____	_____	_____	_____	_____
Reportable segments analysed as: Fee business	1,486	1,379	7.8	793	731	8.5
Owned, leased and managed lease	447	351	27.4	39	43	(9.3)
_____		_____	_____	_____	_____	_____
Reportable segments	1,933	1,730	11.7	832	774	7.5

	Revenue

	2018	2017	Change	%
	$m	$m	$m	change

Underlying fee revenue
Reportable segments fee business (see above)	1,486	1,379	107	7.8
Significant liquidated damages	(13)	-	(13)	-
Current year acquisition of businesses	(1)	-	(1)	-
Currency impact	-	4	(4)	-
	_____	_____	_____	_____
Underlying fee business	1,472	1,383	89	6.4

Fee margin reconciliation
		2018	2017
	2019	Restated	Restated
	$m	$m	$m

Revenue
Reportable segments analysed as fee business (see above)	1,510	1,486	1,379
Significant liquidated damages	(11)	(13)	-
Captive insurance company	(19)	(11)	(9)
	_____	_____	_____
Underlying fee business	1,480	1,462	1,370

Operating profit
Reportable segments analysed as fee business (see above)	813	793	731
Significant liquidated damages	(11)	(13)	-
Captive insurance company	(1)	(1)	-
	_____	_____	_____
Underlying fee business	801	779	731

Fee margin	54.1%	53.3%	53.4%

Gross and net capital expenditure reconciliation

	12 months ended 31 December
		2018
	2019	Restated
	$m	$m

Net cash from investing activities	(493)	(197)
Adjusted for:
Contract acquisition costs, net of repayments	(61)	(54)
Tax paid on disposals	-	2
System Fund depreciation and amortisationa	49	45
Acquisition of businesses, net of cash acquired	292	34
Payment of contingent purchase consideration	2	4
	_____	_____
Net capital expenditure	(211)	(166)
Add back:
Disposal receipts	(4)	(8)
Repayment of contract acquisition costs	(1)	(2)
Distributions from associates and joint ventures	-	(32)
System Fund depreciation and amortisationa	(49)	(45)
	_____	_____
Gross capital expenditure	(265)	(253)
	_____	_____
Analysed as:
Capital expenditure: maintenance (including contract acquisition costs of $62m (2018: $56m))	(148)	(116)
Capital expenditure: recyclable investments	(19)	(38)
Capital expenditure: System Fund investments	(98)	(99)
	_____	_____
Gross capital expenditure	(265)	(253)
	_____	_____

 a Excludes depreciation on right-of-use assets.

Free cash flow reconciliation

	12 months ended 31 December
		2018	2017
	2019	Restated	Restated	2016a	2015 a
	$m	$m	$m	$m	$m

Net cash from operating activities	653	709	616	710	569
Less:
Payment of contingent purchase consideration	6	-	-	-	-
Principal element of lease payments	(59)	(35)	(25)	-	-
Purchase of shares by employee share trusts	(5)	(3)	(3)	(10)	(47)
Capital expenditure: maintenance (excluding contract acquisition costs money)	(86)	(60)	(72)	(54)	(56)
Cash receipt from renegotiation of long-term partnership agreement	-	-	-	(95)	-
	_____	_____	_____	_____	_____
Free cash flow	509	611	516	551	466
	_____	_____	_____	_____	_____
 a Not restated for the impact of IFRS 15 or IFRS 16.

Adjusted interest reconciliation

The following table reconciles net financial expenses to adjusted interest.

	12 months ended 31 December
	2018
	2019	Restated
	$m	$m
Net financial expenses

Financial income	6	5
Financial expenses	(121)	(101)
	_____	_____
	(115)	(96)

Adjusted for:
Interest payable on balances with the System Fund	(13)	(14)
Capitalised interest relating to System Fund assets	(5)	(5)
	_____	_____
	(18)	(19)
Adjusted interest	(133)	(115)

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the year ended 31 December 2019

	2019 Year ended 31 December	2018 Year ended 31 December Restated*
	$m	$m

Revenue from fee business	1,510	1,486
Revenue from owned, leased and managed lease hotels	573	447
System Fund revenues	1,373	1,233
Reimbursement of costs	1,171	1,171
	_____	_____
Total revenue (notes 4 and 5)	4,627	4,337

Cost of sales	(790)	(688)
System Fund expenses	(1,422)	(1,379)
Reimbursed costs	(1,171)	(1,171)
Administrative expenses	(385)	(415)
Share of losses of associates and joint ventures	(3)	(1)
Other operating income (note 4)	21	14
Depreciation and amortisation	(116)	(115)
Impairment charges (note 6)	(131)	-
	_____	_____
Operating profit (note 4)	630	582

Operating profit analysed as:
Operating profit before System Fund and exceptional items	865	832
System Fund	(49)	(146)
Operating exceptional items (note 6)	(186)	(104)
	_____	_____
	630	582

Financial income	6	5
Financial expenses	(121)	(101)
Fair value gains/(losses) on contingent purchase consideration	27	(4)
	_____	_____
Profit before tax	542	482

Tax (note 8)	(156)	(132)
	_____	_____
Profit for the year from continuing operations	386	350
	_____	_____
Attributable to:
Equity holders of the parent	385	349
Non-controlling interest	1	1
	_____	_____
	386	350
	_____	_____

Earnings per ordinary share (note 9)
Continuing and total operations:
Basic	210.4¢	183.7¢
Diluted	209.2¢	181.8¢
Adjusted	303.3¢	293.2¢
Adjusted diluted	301.6¢	290.1¢

* Restated for the adoption of IFRS 16 (see note 2).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2019

	2019 Year ended 31 December $m	2018 Year ended 31 December Restated* $m

Profit for the year	386	350

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
(Losses)/gains on cash flow hedges, net of related tax credit of $nil (2018: including related tax credit of $1m)	(34)	5
Costs of hedging	(6)	(1)
Hedging losses/(gains) reclassified to financial expenses	38	(8)
Exchange (losses)/gains on retranslation of foreign operations, net of related tax credit of $3m (2018: including related tax credit of $2m)	(39)	44
	_____	_____
	(41)	40
Items that will not be reclassified to profit or loss:
Gains/(losses) on equity instruments classified as fair value through other comprehensive income, net of related tax charge of $2m (2018: including related tax charge of $2m)	10	(14)
Re-measurement (losses)/gains on defined benefit plans, net of related tax credit of $1m (2018: net of related tax charge of $4m)	(6)	8
	_____	_____
	4	(6)
	_____	_____
Total other comprehensive (loss)/income for the year	(37)	34
	_____	_____
Total comprehensive income for the year	349	384
	_____	_____

Attributable to:
Equity holders of the parent	348	382
Non-controlling interest	1	2
	_____	_____
	349	384
	_____	_____

* Restated for the adoption of IFRS 16 (see note 2).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2019

	Year ended 31 December 2019
	Equity share capital	Other reserves*	Retained earnings	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year (restated for IFRS 16)	146	(2,396)	1,111	8	(1,131)
Total comprehensive income for the year	-	(31)	379	1	349
Transfer of treasury shares to employee share trusts	-	(19)	19	-	-
Purchase of own shares by employee share trusts	-	(5)	-	-	(5)
Release of own shares by employee share trusts	-	23	(23)	-	-
Equity-settled share-based cost	-	-	41	-	41
Tax related to share schemes	-	-	4	-	4
Equity dividends paid	-	-	(721)	(1)	(722)
Transaction costs relating to shareholder returns	-	-	(1)	-	(1)
Exchange adjustments	5	(5)	-	-	-
	_____	_____	_____	_____	_____
At end of the year	151	(2,433)	809	8	(1,465)
	_____	_____	_____	_____	_____

	Year ended 31 December 2018
	Equity share capital	Other reserves*	Retained earnings	Non- controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year as previously reported	154	(2,431)	969	7	(1,301)
Impact of adopting IFRS 16 (see note 2)	-	-	(53)	-	(53)
	_____	_____	_____	_____	_____
At the beginning of the year (restated for IFRS 16)	154	(2,431)	916	7	(1,354)
Total comprehensive income for the year	-	25	357	2	384
Transfer of treasury shares to employee share trusts	-	(19)	19	-	-
Purchase of own shares by employee share trusts	-	(3)	-	-	(3)
Release of own shares by employee share trusts	-	24	(24)	-	-
Equity-settled share-based cost	-	-	39	-	39
Tax related to share schemes	-	-	3	-	3
Equity dividends paid	-	-	(199)	(1)	(200)
Exchange adjustments	(8)	8	-	-	-
	_____	_____	_____	_____	_____
At end of the year	146	(2,396)	1,111	8	(1,131)
	_____	_____	_____	_____	_____

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, fair value reserve, cash flow hedging reserve and currency translation reserve.

All items above are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 December 2019
	2019 31 December	2018 31 December Restated*
	$m	$m
ASSETS
Goodwill and other intangible assets	1,376	1,143
Property, plant and equipment	309	273
Right-of-use assets	490	513
Investment in associates and joint ventures	110	104
Other financial assets	284	260
Derivative financial instruments	-	7
Non-current tax receivable	28	31
Deferred tax assets	66	63
Contract costs	67	55
Contract assets	311	270
	_______	_______
Total non-current assets	3,041	2,719
	_______	_______
Inventories	6	5
Trade and other receivables	666	610
Current tax receivable	16	27
Other financial assets	4	1
Derivative financial instruments	1	1
Cash and cash equivalents	195	704
Contract costs	5	5
Contract assets	23	20
	_______	_______
Total current assets	916	1,373
Assets classified as held for sale	19	-
	_______	_______
Total assets (note 4)	3,976	4,092
	__ ___	__ ___
LIABILITIES
Loans and other borrowings	(87)	(104)
Lease liabilities	(65)	(55)
Trade and other payables	(568)	(616)
Deferred revenue	(555)	(572)
Provisions	(40)	(10)
Current tax payable	(50)	(50)
	_______	_______
Total current liabilities	(1,365)	(1,407)
	_______	_______
Loans and other borrowings	(2,078)	(1,910)
Lease liabilities	(595)	(615)
Derivative financial instruments	(20)	-
Retirement benefit obligations	(96)	(91)
Trade and other payables	(116)	(125)
Deferred revenue	(1,009)	(934)
Provisions	(22)	(17)
Deferred tax liabilities	(118)	(124)
	_______	_______
Total non-current liabilities	(4,054)	(3,816)
Liabilities classified as held for sale	(22)	-
	_______	_______
Total liabilities	(5,441)	(5,223)
	_______	_______
Net liabilities	(1,465)	(1,131)
	______	______

EQUITY
IHG shareholders' equity	(1,473)	(1,139)
Non-controlling interest	8	8
	_______	_______
Total equity	(1,465)	(1,131)
	_______	______
*Restated for the adoption of IFRS 16 (see note 2).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 December 2019

	2019 Year ended 31 December	2018 Year ended 31 December Restated*
	$m	$m

Profit for the year	386	350
Adjustments reconciling profit for the year to cash flow from operations before contract acquisition costs (note 12)	582	564
	_____	_____
Cash flow from operations before contract acquisition costs	968	914
Contract acquisition costs, net of repayments	(61)	(54)
	_____	_____
Cash flow from operations	907	860
Interest paid	(110)	(87)
Interest received	3	2
Contingent purchase consideration paid	(6)	-
Tax paid on operating activities	(141)	(66)
	_____	_____
Net cash from operating activities	653	709
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(75)	(46)
Purchase of intangible assets	(104)	(112)
Investment in associates and joint ventures	(10)	(1)
Investment in other financial assets	(9)	(33)
Acquisition of businesses, net of cash acquired (note 11)	(292)	(34)
Contingent purchase consideration paid	(2)	(4)
Capitalised interest paid	(5)	(5)
Distributions from associates and joint ventures	-	32
Repayments of other financial assets	4	8
Tax paid on disposals	-	(2)
	_____	_____
Net cash from investing activities	(493)	(197)
	_____	_____
Cash flow from financing activities
Purchase of own shares by employee share trusts	(5)	(3)
Dividends paid to shareholders (note 10)	(721)	(199)
Dividend paid to non-controlling interest	(1)	(1)
Transaction costs relating to shareholder returns	(1)	-
Issue of long-term bonds, including effect of currency swaps	-	554
Principal element of lease payments	(59)	(35)
Increase/(decrease) in other borrowings	127	(268)
Proceeds from currency swaps	-	3
	_____	_____
Net cash from financing activities	(660)	51
	_____	_____
Net movement in cash and cash equivalents, net of overdrafts, in the year	(500)	563
Cash and cash equivalents, net of overdrafts, at beginning of the year	600	58
Exchange rate effects	8	(21)
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the year	108	600
	_____	_____

*Restated for the adoption of IFRS 16 (see note 2).

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE PRELIMINARY FINANCIAL STATEMENTS

1.	Basis of preparation

The audited consolidated financial statements of InterContinental Hotels Group PLC (the Group or IHG) for the year ended 31 December 2019 have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006.   Other than the changes arising from the adoption of new accounting standards set out in note 2, they have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group PLC Annual Report and Financial Statements for the year ended 31 December 2018.

Other than line items which have been restated for IFRS 16 as set out in note 2, financial information for the year ended 31 December 2018 has been extracted from the Group's published financial statements for that year which were prepared in accordance with IFRSs as adopted by the European Union and which have been filed with the Registrar of Companies. The auditor's report on those financial statements was unqualified with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

2.	Adoption of new accounting standards and other presentational changes
IFRS 16 'Leases'

IFRS 16, which supersedes IAS 17, sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.  The Group has a number of material property and equipment leases.

The Group has adopted IFRS 16 using the full retrospective method of adoption with the date of initial application being 1 January 2019.  The Group elected to use the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as leases applying IAS 17 at the date of initial application.   The Group also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option ('short-term leases'), lease contracts for which the underlying asset is of low value ('low-value assets'), and leases of intangible assets.

Before the adoption of IFRS 16, the Group classified each of its leases at the inception date as either a finance lease or an operating lease.   A lease was classified as a finance lease if it transferred substantially all of the risks and rewards incidental to ownership of the leased asset to the Group; otherwise it was classified as an operating lease.  Finance leases were capitalised at the commencement of the lease at the inception date fair value of the leased asset or, if lower, at the present value of the minimum lease payments.   Lease payments were apportioned between interest (recognised as finance cost) and reduction of the lease liability.  In an operating lease, the leased asset was not capitalised, and the lease payments were recognised as rent expense in the Group income statement on a straight-line basis over the lease term.   Any prepaid rent and accrued rent were recognised within prepayments and trade and other payables, respectively.

Under IFRS 16, the Group recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use).  Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any re-measurement of lease liabilities.  The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date, less any lease incentives received.  Unless the Group is reasonably certain to obtain ownership of the leased assets at the end of the lease term, recognised right-of-use assets are depreciated to a residual value over the shorter of their estimated useful life or lease term.  Right-of-use assets are subject to impairment testing.

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term.  The lease payments include fixed payments (including 'in-substance fixed' payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees.   Variable lease payments that do not depend on an index or a rate are recognised as expense in the period over which the event or condition that triggers the payment occurs.

The lease acquired with the UK portfolio acquisition includes variable lease payments where rentals are linked to the performance of the hotels by way of reductions in rentals in the event that lower than target cash flows are generated by the hotels.   In the event that rent reductions are not applicable, the Group's exposure to this type of rental payment in excess of amounts reflected in the measurement of lease liabilities is £46m per annum over the remaining lease term of 24 years.   Additional rentals, which are uncapped, are also payable and are calculated as a percentage of the profit earned by the hotels.  Two German hotel leases operate under a similar structure.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable.   After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for lease payments made.   In addition, the carrying amount of lease liabilities is re-measured if there is a modification, a change in the lease term, a change in the 'in-substance fixed' lease payment or a change in the assessment regarding the purchase of the underlying asset.

The Group applies the short-term lease recognition exemption to its short-term leases of equipment (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option).  It also applies the lease of low-value assets recognition exemption to leases that are considered of low value.   Lease payments on short-term leases and leases of low-value assets are recognised as an expense on a straight-line basis over the lease term.

Lessor accounting under IFRS 16 is substantially unchanged from IAS 17.  The Group is not party to any material leases where it acts as a lessor.

In accordance with the full retrospective method of adoption, the Group applied IFRS 16 at the date of initial application as if it had always been effective at the commencement date of existing lease contracts.  Accordingly, the comparative information in these condensed consolidated financial statements has been restated, as summarised and set out below.

For the 12 months ended 31 December 2018:

●            Depreciation expense increased by $35m relating to the depreciation of new right-of-use assets recognised.
●            Rent expense decreased by $51m relating to previous operating leases.
●            Financial expenses increased by $19m relating to the interest expense on additional lease liabilities recognised.
●            Income tax expenses decreased by $1m relating to the tax effect of these changes.
●            Net cash from operating activities increased by $43m and the combination of cash from investing and financing activities reduced by the same amount, representing repayments of principal on the recognised lease liabilities.

At 31 December 2018:

●            Right-of-use assets of $513m were recognised and presented separately in the Group statement of financial position.   This includes $174m relating to leased assets previously recognised under finance leases, within property, plant and equipment.
●            Lease liabilities of $670m were recognised and presented separately in the Group statement of financial position.  Finance lease liabilities of $235m previously included in loans and other borrowings are now included in lease liabilities.
●            Prepayments of $3m and trade and other payables of $35m related to leases previously classed as operating leases were derecognised.
●            Net deferred tax liabilities decreased by $10m because of the deferred tax impact of the changes in assets and liabilities.
●            The net effect of these adjustments increased the Group's net liabilities by $54m.

  Impact of IFRS 16 on the Group income statement
  For the year ended 31 December 2018
	As previously reported	IFRS 16 adoption	As restated
	$m	$m	$m

Total revenue	4,337	-	4,337

Cost of sales	(706)	18	(688)
System Fund expenses	(1,379)	-	(1,379)
Reimbursed costs	(1,171)	-	(1,171)
Administrative expenses	(448)	33	(415)
Share of losses of associates and joint ventures	(1)	-	(1)
Other operating income	14	-	14
Depreciation and amortisation	(80)	(35)	(115)
	_____	_____	_____
Operating profit	566	16	582

Financial income	5	-	5
Financial expenses	(82)	(19)	(101)
Fair value losses on contingent purchase consideration	(4)	-	(4)
	_____	_____	_____
Profit before tax	485	(3)	482
Tax	(133)	1	(132)
	_____	_____	_____
Profit for the year from continuing operations	352	(2)	350
	____	____	____

   Impact of IFRS 16 on the Group statement of comprehensive income
For the year ended 31 December 2018

	As previously reported $m	IFRS 16 adoption $m	As restated $m

Profit for the year	352	(2)	350
Exchange gains on retranslation of foreign operations, including related tax credit of $2m	43	1	44
Other items	(10)	-	(10)
	____	____	____
Total comprehensive income for the year	385	(1)	384
	_____	_____	_____
   Impact of IFRS 16 on the Group statement of financial position
   31 December 2018

	As previously reported $m	IFRS 16 adoption $m	As restated $m

Property, plant and equipment	447	(174)	273
Right-of-use assets	-	513	513
Deferred tax assets	60	3	63
Other non-current assets	1,870	-	1,870
	_______	_______	_______
Total non-current assets	2,377	342	2,719
	_______	_______	_______
Trade and other receivables	613	(3)	610
Other current assets	763	-	763
	_______	_______	_______
Total current assets	1,376	(3)	1,373
	_______	_______	_______
Total assets	3,753	339	4,092
	_______	_______	_______
Loans and other borrowings	(120)	16	(104)
Lease liabilities	-	(55)	(55)
Trade and other payables	(618)	2	(616)
Other current liabilities	(632)	-	(632)
	_______	_______	_______
Total current liabilities	(1,370)	(37)	(1,407)
	_______	_______	_______
Loans and other borrowings	(2,129)	219	(1,910)
Lease liabilities	-	(615)	(615)
Trade and other payables	(158)	33	(125)
Deferred tax liabilities	(131)	7	(124)
Other non-current liabilities	(1,042)	-	(1,042)
	_______	_______	_______
Total non-current liabilities	(3,460)	(356)	(3,816)
	_______	_______	_______
Total liabilities	(4,830)	(393)	(5,223)
	_______	_______	_______
Net liabilities	(1,077)	(54)	(1,131)
	_______	_______	_______

Currency translation reserve	419	1	420
Retained earnings	1,166	(55)	1,111
Other equity	(2,670)	-	(2,670)
	_______	_______	________
IHG shareholders' equity	(1,085)	(54)	(1,139)

Non-controlling interest	8	-	8
	_______	_______	________
Total equity	(1,077)	(54)	(1,131)
	________	_______	________

Impact of IFRS 16 on the Group statement of cash flows
For the year ended 31 December 2018

	As previously reported $m	IFRS 16 adoption $m	As restated $m

Profit for the year	352	(2)	350
Adjustments reconciling profit for the year to cash flow from operations before contract acquisition costs	502	62	564
	_____	_____	_____
Cash flow from operations before contract acquisition costs	854	60	914
Contract acquisition costs, net of repayments	(54)	-	(54)
	_____	_____	_____
Cash flow from operations	800	60	860
Interest paid	(70)	(17)	(87)
Interest received	2	-	2
Tax paid on operating activities	(66)	-	(66)
	_____	_____	_____
Net cash from operating activities	666	43	709
	_____	_____	_____

Landlord contribution to property, plant and equipment	8	(8)	-
Other cash flows from investing activities	(197)	-	(197)
	_____	_____	_____
Net cash from investing activities	(189)	(8)	(197)
	_____	_____	_____

Principal element of lease payments	-	(35)	(35)
Other cash flows from financing activities	86	-	86
	_____	_____	_____
Net cash from financing activities	86	(35)	51
	_____	_____	_____

Net movement in cash and cash equivalents in the year	563	-	563
	_____	_____	_____

Cash and cash equivalents at beginning of the year	58	-	58
Exchange rate effects	(21)	-	(21)
	_____	_____	_____
Cash and cash equivalents at end of the year	600	-	600
	_____	_____	_____

Impact of IFRS 16 on basic and diluted earnings per ordinary share
For the year ended 31 December 2018

	As previously reported	IFRS 16 adoption	As restated

Basic earnings per ordinary share	184.7ȼ	(1.0)ȼ	183.7ȼ
Diluted earnings per ordinary share	182.8ȼ	(1.0)ȼ	181.8ȼ

Other presentational changes

The presentation of the Group income statement has been amended to include exceptional items within the line item to which they relate, with a separate analysis of operating profit before System Fund and exceptional items.

Fair value gains and losses on contingent purchase consideration reported within financial expenses in 2018 are now presented as a separate line item on the face of the Group income statement.

3.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1 = £0.78 (2018: $1 = £0.75). In the case of the euro, the translation rate is $1 = €0.89 (2018: $1 = €0.85).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1 = £0.76 (2018: $1 = £0.78). In the case of the euro, the translation rate is $1 = €0.89 (2018: $1 = €0.87).

4.	Segmental information

The Group has four reportable segments reflecting its geographical regions and its Central functions:
● Americas;
● EMEAA;
● Greater China; and
● Central.

Central functions include technology, sales and marketing, finance, human resources and corporate services; Central revenue arises principally from technology fee income.

No operating segments have been aggregated to form these reportable segments.

Management monitors the operating results of these reportable segments for the purpose of making decisions about resource allocation and performance assessment. Each of the geographical regions is led by its own Chief Executive Officer, who reports to the Group Chief Executive Officer.

The System Fund is not viewed as being part of the Group's core operations as it is not managed to generate a profit or loss for IHG over the longer term. As such, its results are not regularly reviewed by the Chief Operating Decision Maker (CODM) and it does not constitute an operating segment under IFRS 8.  Similarly, reimbursements of costs are not reported to the CODM and so are not included within the reportable segments.

Segmental performance is evaluated based on operating profit or loss and is measured consistently with operating profit or loss in the Group Financial Statements, excluding System Fund and exceptional items. Group financing activities, fair value gains/(losses) on contingent purchase consideration and income taxes are managed on a Group basis and are not allocated to reportable segments.

Revenue
	2019	2018
	$m	$m

Americas	1,040	1,051
EMEAA	723	569
Greater China	135	143
Central	185	170
	_____	_____
Revenue from reportable segments	2,083	1,933
System Fund revenues	1,373	1,233
Reimbursement of costs	1,171	1,171
	_____	_____
Total revenue	4,627	4,337
	_____	_____

All items above relate to continuing operations.

Profit	2019 $m	2018 Restated $m

Americas (see below)	700	673
EMEAA	217	206
Greater China	73	70
Central	(125)	(117)
	_____	_____
Operating profit from reportable segments	865	832
System Fund	(49)	(146)
Operating exceptional items (note 6)	(186)	(104)
	_____	_____
Operating profit	630	582

Net finance costs	(115)	(96)
Fair value gains/(losses) on contingent purchase consideration	27	(4)
	_____	_____
Profit before tax	542	482
	_____	_____

All items above relate to continuing operations.

Operating profit from reportable segments includes business interruption insurance proceeds of $10m in 2019, relating to the Americas region, which is included in 'other operating income' in the Group income statement.

Assets	2019 $m	2018 Restated $m

Americas	1,784	1,656
EMEAA*	978	738
Greater China	136	110
Central	772	755
	_____	_____
Segment assets	3,670	3,259

Unallocated assets:
Derivative financial instruments	1	8
Tax receivable	44	58
Deferred tax assets	66	63
Cash and cash equivalents	195	704
	_____	_____
Total assets	3,976	4,092
	_____	_____

* Includes assets classified as held for sale of $19m (2018: $nil).

5.             Disaggregation of revenue

The following tables present Group revenues disaggregated by type of revenue stream and by reportable segment:

Year ended 31 December 2019
	Americas $m	EMEAA $m	Greater China $m	Central $m	Total $m

Franchise and base management fees	840	247	87	-	1,174
Incentive management fees	13	90	48	-	151
Central revenue	-	-	-	185	185
	_____	_____	_____	_____	_____
Revenue from fee business	853	337	135	185	1,510
Revenue from owned, leased and managed lease hotels	187	386	-	-	573
	_____	_____	_____	_____	_____
	1,040	723	135	185	2,083
	_____	_____	_____	_____
System Fund revenues					1,373
Reimbursement of costs					1,171
					_____
Total revenue					4,627
					_____

Year ended 31 December 2018

	Americas	EMEAA	Greater China	Central	Total
	$m	$m	$m	$m	$m
Franchise and base management fees	835	227	94	-	1,156
Incentive management fees	18	93	49	-	160
Central revenue	-	-	-	170	170
	_____	_____	_____	_____	_____
Revenue from fee business	853	320	143	170	1,486
Revenue from owned, leased and managed lease hotels	198	249	-	-	447
	_____	_____	_____	_____	_____
	1,051	569	143	170	1,933
	_____	_____	_____	_____
System Fund revenues					1,233
Reimbursement of costs					1,171
					_____
Total revenue					4,337
					_____

6.	Exceptional items
		2019 $m	2018 $m
	Operating exceptional items:
	Administrative expenses:
	Acquisition and integration costs (a)	(7)	(15)
	Litigation (b)	(28)	(18)
	Reorganisation costs (c)	(20)	(56)
	Pension settlement cost (d)	-	(15)
		_______	_______
		(55)	(104)
	Impairment charges:
	Goodwill (note 7)	(49)	-
	Right-of-use assets (note 7)	(32)	-
	Management agreements (e)	(50)	-
		_____	_____
		(131)	-
		_____	_____
	Total operating exceptional items	(186)	(104)

	Fair value gains on contingent purchase consideration (note 7)	38	-
		_____	_____
	Exceptional items before tax	(148)	(104)
		_____	_____
	Tax:
	Tax on exceptional items (f)	20	22
	Exceptional tax (g)	-	5
		_____	_____
	Total Tax	20	27
		_____	_____

All items above relate to continuing operations. These items are treated as exceptional by reason of their size or nature.
a)	In 2019, primarily relates to the acquisition of Six Senses (see note 11) and, in 2018, related to the acquisition of Regent and the UK portfolio deal.
b)
In 2019, primarily represents management's best estimate of a settlement in respect of a lawsuit filed against the Group in the Americas region, together with the cost of an arbitration award made against the Group in the EMEAA region. There are certain indemnities and claims that the Group will be able to pursue in relation to these matters, although it is not practicable to quantify the amounts at this point in time. In 2018, primarily related to a material settlement agreed in respect of a lawsuit filed against the Group in the Americas region, together with associated legal fees.

c)
In September 2017, the Group launched a comprehensive efficiency programme funding a series of new strategic initiatives to drive an acceleration in IHG's future growth.  The programme is centred around strengthening the Group's organisational structure to redeploy resources to leverage scale in the highest opportunity markets and segments.  The programme was completed in 2019.  The cost includes consultancy fees of $6m (2018: $25m) and severance costs of $8m (2018: $18m).  An additional $28m (2018: $47m) has been charged to the System Fund.

d)	Arose from the termination of the US funded Inter-Continental Hotels Pension Plan.
e)	Relates to impairment of the Kimpton management agreements in the Americas region following a re-assessment of the recoverable amount based on the value in use.
f)
In 2019, comprises a current tax credit of $4m on reorganisation costs (2018: $11m), a $6m deferred tax credit (2018:  $5m current tax credit) in respect of litigation, a $1m deferred tax charge representing the net tax impact of the right-of-use asset impairment and the fair value gain on contingent purchase consideration, a $13m deferred tax credit in relation to the management agreement impairment and a $2m prior year deferred tax charge relating to a 2014 disposal.  Additionally, in 2018 there was a $6m tax credit ($5m current tax and $1m deferred tax) arising from the US pension settlement, a $2m current tax credit in respect of acquisition costs and a $2m prior year current tax charge on the 2017 sale of a minority investment.

g)	In 2018, related to a $5m tax credit in regard to US tax reform impacts.

7.	UK Portfolio

In 2019, an impairment charge of $81m has been recognised in relation to the UK leased portfolio, triggered by trading disruption as a result of renovations and the re-branding of the hotels and increasingly challenging trading conditions in 2019.  Management has re-assessed its short and medium-term forecasts which assume that some disruption continues into 2020, and that hotels see progressive trading improvements when the renovation and re-branding projects complete. As a result of the impairment, goodwill of $49m recorded on acquisition of the portfolio has been written off in full, with a further $32m recognised as an impairment of the IFRS 16 right-of-use asset.

The same underlying cash flows are used to measure the fair value of the contingent purchase consideration liability which was consequently reduced by $38m, leading to a fair value gain of $38m in the income statement.

Both adjustments have been treated as exceptional items with the net impact being a $43m charge to the income statement, excluding the related tax impacts.

The lease agreement also contains a guarantee that the Group will fund any shortfalls in lease payments up to annual and cumulative caps. Under IFRS 16, the cumulative guaranteed amount is accounted for as an 'in-substance fixed' lease payment and therefore recognised as a right-of-use asset with a corresponding lease liability (see note 2). Rental guarantee payments of $17m (2018: $3m) were charged against the lease liability.

8.	Tax
The tax charge on profit from continuing operations, excluding the impact of exceptional items (note 6) and System Fund, has been calculated using a tax rate of 24% (2018: 22%) analysed as follows:

Year ended 31 December	2019	2019	2019	2018	2018	2018
	Profit $m	Tax $m	Tax rate	Profit Restated $m	Tax Restated $m	Tax rate Restated

Before exceptional items and System Fund	739	(176)	24%	732	(159)	22%
System Fund	(49)	-		(146)	-
Exceptional items (note 6)	(148)	20		(104)	27
	_____	_____		_____	_____
	542	(156)		482	(132)
	_____	_____		_____	_____
Analysed as:
UK tax		(17)			(21)
Foreign tax		(139)			(111)
		_____			_____
		(156)			(132)
		_____			_____

9.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share awards outstanding during the year.

Adjusted earnings per ordinary share* is disclosed to show performance undistorted by exceptional items and changes in the fair value of contingent purchase consideration, to give a more meaningful comparison of the Group's performance.   Additionally, earnings attributable to the System Fund are excluded from the calculation of adjusted earnings per ordinary share, as IHG has an agreement with the IHG Owners Association to spend Fund income for the benefit of hotels in the IHG System such that the Group does not make a gain or loss from operating the Fund over the longer term.

IHG also records an interest charge on the outstanding cash balance relating to the IHG Rewards Club programme.   These interest payments are recognised as interest income for the Fund and interest expense for IHG.  The System Fund also benefits from the capitalisation of interest related to the development of the next-generation Guest Reservation System.   As the Fund is included on the Group income statement, these amounts are included in reported Group net financial expenses.  Given that all results related to the Fund are excluded from the calculation of adjusted earnings per ordinary share, these interest amounts are deducted from profit available for equity holders.

Continuing and total operations	2019	2018 Restated
Basic earnings per ordinary share
Profit available for equity holders ($m)	385	349
Basic weighted average number of ordinary shares (millions)	183	190
Basic earnings per ordinary share (cents)	210.4	183.7
	_____	_____
Diluted earnings per ordinary share
Profit available for equity holders ($m)	385	349
Diluted weighted average number of ordinary shares (millions)	184	192
Diluted earnings per ordinary share (cents)	209.2	181.8
	_____	_____

Adjusted earnings per ordinary share
Profit available for equity holders ($m)	385	349
Adjusting items:
System Fund revenues and expenses ($m)	49	146
Interest attributable to the System Fund ($m)	(18)	(19)
Operating exceptional items ($m) (note 6)	186	104
Change in fair value of contingent purchase consideration ($m)**	(27)	4
Tax on exceptional items ($m) (note 6)	(20)	(22)
Exceptional tax ($m) (note 6)	-	(5)
	_____	_____
Adjusted earnings ($m)	555	557
	_____	_____

Basic weighted average number of ordinary shares (millions)	183	190
Adjusted earnings per ordinary share (cents)	303.3	293.2
	_____	_____
Adjusted diluted earnings per ordinary share
Adjusted earnings ($m)	555	557
Diluted weighted average number of ordinary shares (millions)	184	192
Adjusted diluted earnings per ordinary share (cents)	301.6	290.1
	_____	_____

*           See the Use of Non-GAAP Measures section in the Business Review.
**          Adjusted earnings per ordinary share has been restated to exclude the change in fair value of contingent purchase consideration.

The diluted weighted average number of ordinary shares is calculated as:
	2019 millions	2018 millions
Basic weighted average number of ordinary shares	183	190
Dilutive potential ordinary shares	1	2
	_____	_____
	184	192
	_____	_____

10.	Dividends and shareholder returns
		2019 cents per share	2018 cents per share	2019 $m	2018 $m
	Paid during the year:
	Final (declared for previous year)	78.1	71.0	139	130
	Interim	39.9	36.3	72	69
	Special	262.1	-	510	-
		_____	_____	_____	_____
		380.1	107.3	721	199
		_____	_____	_____	_____

	Proposed for approval at the Annual General Meeting (not recognised as a liability at 31 December):
	Final	85.9	78.1	156	141
		_____	_____	_____	_____

In October 2018, the Group announced a $500m return of funds to shareholders by way of a special dividend and share consolidation.  On 11 January 2019, shareholders approved the share consolidation on the basis of 19 new ordinary shares of 20 340/399p per share for every 20 existing ordinary shares of 19 17/21p, which became effective on 14 January 2019 and resulted in the consolidation of 10m shares.  The special dividend was paid on 29 January 2019. The dividend and share consolidation had the same economic effect as a share repurchase at fair value, therefore previously reported earnings per share has not been restated.

The total number of shares held as treasury shares at 31 December 2019 was 5.7m.

11.
Acquisition of businesses

Six Senses

On 12 February 2019, the Group acquired a 100% ownership interest in Six Senses Hotels Resorts Spas (Six Senses). Six Senses is a leading operator of top tier luxury hotels, resorts and spas with a world-renowned reputation for wellness and sustainability. Six Senses will sit at the top of IHG's luxury portfolio.

Six Senses contributed revenue of $38m and an operating loss of $7m for the period between the date of acquisition and the balance sheet date. The results of Six Senses are included in the EMEAA and Greater China reportable segments.  If the acquisition had taken place at 1 January 2019, there would have been no material difference to reported Group revenue and operating profit for the year ended 31 December 2019.

The fair values of the identifiable assets acquired and liabilities assumed, and the purchase consideration, have been finalised and reflect facts and circumstances that existed at the date of acquisition:

$m
Identifiable intangible assets:
Brands	189
Management agreements	45
Right-of-use assets	19
Other non-current assets	8
Trade and other receivables	12
Cash and cash equivalents	7
Other current assets	1
Trade and other payables	(14)
Lease liabilities	(19)
Other liabilities	(2)
_____
Net identifiable assets acquired	246
Goodwill	58
_____
Total purchase consideration	304
_____
Comprising:
Cash paid on acquisition, including working capital settlement	299
Contingent purchase consideration	5
_____
304
_____

The goodwill is attributable to the global growth opportunities identified for the acquired business.  The full amount of goodwill is expected to be deductible for income tax purposes.

UK portfolio - acquisition of additional hotels

On 14 February 2019, following on from the UK portfolio deal completed in 2018 to operate 10 UK hotels under long-term leases from Covivio, the Group added a further two hotels to the portfolio bringing the total hotels in the UK portfolio to 12.

The total purchase consideration for the two hotels was $11m, comprising purchase consideration of $1m and contingent purchase consideration of $10m. The contingent purchase consideration has been revalued as at 31 December 2019.

The two additional hotels contributed revenue of $15m and an operating loss of $2m for the period between the date of acquisition and the balance sheet date. The results of the hotels are included in the EMEAA business segment. If the acquisition had taken place at 1 January 2019, there would have been no material difference to reported Group revenue and operating profit for the year ended 31 December 2019.

Assets acquired and liabilities assumed primarily comprise goodwill of $12m, of which nil is expected to be deductible for tax purposes, and a right-of-use asset of $6m offset by an equal lease liability. The goodwill was attributable to the trading potential of the acquired hotel operations and growth opportunities.

	2019 $m	2018 $m
Cash flows relating to acquisitions:
Cash paid on acquisition, including working capital settlement	299	22
Settlement of stamp duty liability	3	14
Less: cash and cash equivalents acquired	(7)	(2)
Less: working capital settlement received in year following acquisition	(3)	-
	_____	_____
Net cash outflow arising on acquisitions	292	34
	_____	_____

12.	Reconciliation of profit for the year to cash flow from operations before contract acquisition costs
		2019	2018 Restated
		$m	$m

	Profit for the year	386	350
	Adjustments for:
	Net financial expenses	115	96
	Fair value gains/(losses) on contingent purchase consideration	(27)	4
	Income tax charge	156	132
	Depreciation and amortisation	116	115
	System Fund depreciation and amortisation	54	49
	Impairment charges	131	-
	Other operating exceptional items (including System Fund)	83	151
	Share-based payments cost	42	38
	Dividends from associates and joint ventures	7	5
	Increase in contract costs	(11)	(3)
	Increase in deferred revenue	57	141
	Utilisation of provisions, net of charge	7	(6)
	Retirement benefit contributions, net of costs	(3)	(12)
	Changes in net working capital	(113)	(32)
	Cash flows relating to exceptional items	(55)	(137)
	Contract assets deduction in revenue	21	19
	Other items	2	4
		_____	_____
	Total adjustments	582	564
		_____	_____
	Cash flow from operations before contract acquisition costs	968	914
		_____	_____

13.	Net debt
		2019
		$m	$m

	Cash and cash equivalents	195	704
	Loans and other borrowings - current	(87)	(104)
	- non-current	(2,078)	(1,910)
	Lease liabilities - current	(65)	(55)
	- non-current	(595)	(615)
	- classified as held for sale	(20)	-
	Derivative financial instruments hedging debt values	(15)	15
		_____	_____
	Net debt*	(2,665)	(1,965)
		_____	_____

	* See the Use of Non-GAAP Measures section in the Business Review.

14.	Movement in net debt
		2019	2018 Restated

		$m	$m

	Net (decrease)/increase in cash and cash equivalents, net of overdrafts	(500)	563
	Add back cash flows in respect of other components of net debt:
	Principal element of lease payments	59	35
	Issue of long-term bonds, including effect of currency swaps	-	(554)
	(Increase)/decrease in other borrowings	(127)	268
		_____	_____
	(Increase)/decrease in net debt arising from cash flows	(568)	312

	Non-cash movements:
	Lease obligations	(43)	(27)
	Increase in accrued interest	(7)	(3)
	Acquisitions	(25)	(51)
	Exchange and other adjustments	(57)	57
		_____	_____
	(Increase)/decrease in net debt	(700)	288

	Net debt at beginning of the year	(1,965)	(2,253)
		_____	_____
	Net debt at end of the year	(2,665)	(1,965)
		_____	_____

15.	Commitments and guarantees

At 31 December 2019, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment, intangible assets and key money was $194m (2018: $136m).  A loan facility of $5m (2018: $5m) has also been made available to a hotel owner; this was undrawn at 31 December 2019.  The Group has also committed to invest a further $6m (2018: $nil) in one of its associates.

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management agreements.  At 31 December 2019, the amount provided in the financial statements was $2m (2018: $3m) and the maximum payouts remaining under such guarantees was $85m (2018: $42m).

In limited cases, the Group may guarantee bank loans made to facilitate third-party ownership of hotels under IHG management or franchise agreements.  These contracts are treated as insurance contracts as IHG is insuring the bank against default by the hotel, with a liability only being recognised in the event that a payout becomes probable.  At 31 December 2019, there were guarantees of $55m in place (2018: $43m).

16.	Contingencies Security incidents

In 2016, the Group was notified of (a) a security incident at a number of Kimpton hotels that resulted in unauthorised access to guest payment card data, and (b) security incidents at a number of IHG branded hotels including the installation of malware on servers that processed payment cards used at restaurants and bars of 12 IHG managed properties, together the Security Incidents.  The Group has now reached agreement with the impacted card networks on the amount of assessments payable and the total amount of $3m has now been settled under the Group's insurance programmes.

The Group may also be exposed to investigations regarding compliance with applicable State and Federal data security standards, and legal action from individuals and organisations impacted by the Security Incidents.  Due to the general nature of the regulatory inquiries received and class action filings to date, other than described below, it is not practicable to make a reliable estimate of the possible financial effects of any such claims on the Group at this time.  These contingent liabilities are potentially recoverable under the Group's insurance programmes, although specific agreement will need to be reached with the relevant insurance providers at the time any claim is made.

To date, four lawsuits have been filed against IHG entities relating to the Security Incidents.  One of these has been withdrawn and a settlement has been agreed in respect of another with an expected total payment of less than $2m, all of which is expected to be paid under the Group's insurance programmes.

Litigation

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these Financial Statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group's financial position.

At 31 December 2019, the Group had no other contingent liabilities (2018: $nil).

17.	Group financial statements

The preliminary statement of results was approved by the Board on 17 February 2020. The preliminary statement of results shown in this announcement does not represent the statutory accounts of the Group and its subsidiaries within the meaning of Section 435 of the Companies Act 2006.   Full Group financial statements for the year ended 31 December 2019 will be delivered to the Registrar of Companies in due course. Other than for line items which have been restated for IFRS 16, financial information for the year ended 31 December 2018 has been extracted from the Group's financial statements for that year as filed with the Registrar of Companies.

Auditor's review

The auditor, Ernst & Young LLP, has given an unqualified report in respect of the Group's financial statements for the year ended 31 December 2019 with no reference to matters to which the auditor drew attention by way of emphasis and no statement under s498(2) or s498(3) of the Companies Act 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	18 February 2020